     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 2001

                                            REGISTRATION STATEMENT NO. 333-61626
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                             SKILLSOFT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                       02-0496115
 (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

                            ------------------------

                             SKILLSOFT CORPORATION

                            20 INDUSTRIAL PARK DRIVE
                          NASHUA, NEW HAMPSHIRE 03062
                                 (603) 324-3000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                CHARLES E. MORAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            20 INDUSTRIAL PARK DRIVE
                          NASHUA, NEW HAMPSHIRE 03062
                                 (603) 324-3000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                                                  LAWRENCE D. LEVIN, ESQ.
  PATRICK J. RONDEAU, ESQ.                          ADAM R. KLEIN, ESQ.
      HALE AND DORR LLP                             KATTEN MUCHIN ZAVIS
       60 STATE STREET                      525 WEST MONROE STREET, SUITE 1600
 BOSTON, MASSACHUSETTS 02109                      CHICAGO, ILLINOIS 60661
  TELEPHONE: (617) 526-6000                      TELEPHONE: (312) 902-5200
  FACSIMILE: (617) 526-5000                      FACSIMILE: (312) 902-1061

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______.

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. We and the selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED JULY 20, 2001


                                2,800,000 Shares

                                [SkillSoft Logo]

                                  Common Stock

                               ------------------

     We are selling 2,000,000 shares of common stock and the selling stockholders are selling an aggregate of 800,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders.


     Our common stock is listed on The Nasdaq National Market under the symbol "SKIL." The last reported sale price on July 18, 2001 was $31.51 per share.


     The underwriters have an option to purchase from us and certain selling stockholders a maximum of 420,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                          UNDERWRITING   PROCEEDS TO  PROCEEDS TO
                                            PRICE TO      DISCOUNTS AND   SKILLSOFT     SELLING
                                             PUBLIC        COMMISSIONS   CORPORATION  STOCKHOLDERS
                                            --------      -------------  -----------  ------------
Per Share..............................         $               $             $            $
Total..................................         $               $             $            $

     Delivery of the shares of common stock will be made on or about           ,
2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                            THOMAS WEISEL PARTNERS LLC
                         BANC OF AMERICA SECURITIES LLC

               The date of this prospectus is             , 2001.

     [Graphics appearing on inside front cover: Picture of individuals using the SkillSoft products against a backdrop stating "SkillSoft e-Learning for the Knowledge Economy."]
     [Graphics appearing on inside back cover: Picture of a globe in the center of a spider's web with the SkillSoft logo in the center of the globe and software program screens depicting the learning resources offered by SkillSoft with the statement "SkillSoft e-Learning for the Knowledge Economy" in the bottom left corner.]
     [Graphic appearing on gatefold following inside front cover: Picture of a globe in the center of a spider's web with the SkillSoft logo in the center of the globe and software program screens around the web depicting the learning resources offered by SkillSoft. The upper left corner states "SkillSoft e-Learning for the Knowledge Economy."]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    2
RISK FACTORS..........................    6
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS AND INDUSTRY
  DATA................................   14
USE OF PROCEEDS.......................   15
PRICE RANGE OF COMMON STOCK...........   15
DIVIDEND POLICY.......................   15
CAPITALIZATION........................   16
DILUTION..............................   17
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   19

                                        PAGE
                                        ----
BUSINESS..............................   27
MANAGEMENT............................   43
PRINCIPAL AND SELLING STOCKHOLDERS....   45
DESCRIPTION OF CAPITAL STOCK..........   47
UNDERWRITING..........................   49
NOTICE TO CANADIAN RESIDENTS..........   52
LEGAL MATTERS.........................   53
EXPERTS...............................   53
WHERE YOU CAN FIND MORE INFORMATION...   53
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................   53
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

     We are a global provider of comprehensive e-Learning solutions to large businesses and governmental organizations. We focus on a variety of professional effectiveness and business topics (commonly called "soft skills") that we believe represent the most critical skills required of employees in increasingly dynamic and complex work environments. Our solutions are designed to address training issues that support our customers' business objectives and to provide a system of continuous support to working employees. Our solutions are based on open standards Web technologies and flexible, low bandwidth architecture, enabling users to access the material they need, with the specificity or breadth that they require, anytime or anywhere that they may need it.

     We provide our customers with a comprehensive offering of Web-based training courses and integrated performance support tools (or e-Learning solutions). Our library encompasses a wide array of professional effectiveness skills, such as management, leadership, communication, project management and customer service, as well as business topics such as finance, marketing, sales and strategic planning. All of our content is developed within our object-oriented architecture and organized into flexible learning objects that can be immediately drawn upon collectively or individually. Our total library consists of over 790 courses (including SkillSimulations and translated and localized versions), representing over 2,000 hours of content and over 6,000 learning objects. We develop most of our courses in cooperation with outside organizations that assemble our courses using our proprietary Web-based tool set, often using their own subject matter experts.

     Our Web-based performance support tools are designed to assist users in applying knowledge to improve their ability to perform job-related tasks. These performance support tools include:

     - Search-and-Learn technology, which permits users to perform online searches of their company's entire library of SkillSoft courses, learning objects, Online Job Aids and SkillBriefs for specific training topics and to directly access only what they need;

     - SkillPort, which is a Web-based software application that permits course users to access a wide variety of learning resources over the Web and includes personalization tools for assessing a user's learning requirements and creating individualized learning goals and plans;

     - Online Job Aids, which consist of over 1,500 primers or sample documents that supplement basic course content and can be easily customized to meet the needs of the customer or its employees;

     - SkillSimulations, which are simulation products that permit course users to practice new skills taught in a specific SkillSoft course series;

     - Online Mentoring, which enables users to interact via e-mail with experts on a topic from any Web connection;

     - SkillBriefs, which are one-page summaries of over 1,000 topics that offer on-the-job performance support while taking a course or anytime a student needs a refresher; and

     - Course Customizing Toolkit, which offers a simple and comprehensive method of individually customizing our courses by organizing specific content and examples, or combining topics or learning objects from different courses using a user-friendly template.

     Our training resources are designed to increase the competitive strength and productivity of organizations by improving employee performance with immediate, universally accessible skill enhancers and job support tools. We believe that our courses appeal to a broader range of employees than do courses on information technology and other specialized topics, and assist in improving employee retention by sending a positive message to employees that they are valued. We market our courses, primarily through a direct sales force, to large businesses and governmental organizations. Our customers currently include companies such as Avnet, Ernst & Young, Fluor, the Internal Revenue Service, IBM, Motorola, Spherion, Toyota Motor Sales, United Way of America and Verizon.

     Our e-Learning solutions represent a new and emerging approach for the soft skills training market. We apply technological capabilities of the internet to transform training from a distinct event, often off-site and limited in scope, to a process of continuous learning and improvement that maximizes time utilization and employee effectiveness. Our e-Learning solutions are designed using open standards Web technologies and advanced programming languages, enabling our customers to deploy our solutions irrespective of hardware or operating systems differences, and to access our solutions through low bandwidth connections, without proprietary plug-ins. We offer our solutions through a fully hosted Application Service Provider, or ASP, model to accelerate deployment and minimize server-related investment and maintenance by our customers. We also deploy our solutions completely within our customers' existing network infrastructure to meet heightened standards of security and control.

     Our goal is to be a leading global provider of high-quality, integrated e-Learning solutions. To achieve this objective, we are continuing to expand our library of courses and to integrate new performance support tools that make our products easier to use and more effective. We are also increasing our domestic and international sales forces, while leveraging our client relationships to deepen our penetration within those companies and in the market. Finally, we are continuing to increase our reseller network and are expanding our strategic alliances with educational institutions to further diversify our distribution channels.

     Our executive management team, led by our President and Chief Executive Officer, Charles E. Moran, has over 75 years of combined experience in the technology and education industries. We commenced operations in January 1998 and commercially released our first product in March 1999.

                                  OUR ADDRESS

     Our principal executive offices are located at 20 Industrial Park Drive, Nashua, New Hampshire 03062, and our telephone number at that location is
(603)324-3000. We were incorporated in Delaware in October 1997. Our Web site is located at www.skillsoft.com. The information on our Web site is not incorporated by reference into this document and should not be considered to be a part of this document. Our Web site address is included in this document as an inactive textual reference only.

     SkillSoft has applied for federal registration of some of its trademarks and service marks, including "SkillSoft," "RolePlay," "Search-and-Learn," "SkillPort," "Accelerated Path" and "e-Learning for the Knowledge Economy." Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

Common stock offered by
SkillSoft.....................   2,000,000 shares

Common stock offered by the
selling stockholders..........   800,000 shares

Common stock to be outstanding
  after this offering.........   15,469,601 shares

Use of proceeds...............   Working capital and other general corporate
                                 purposes, including strategic acquisitions and joint ventures

Nasdaq National Market
symbol........................   SKIL

     The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding on June 30, 2001. This number does not include 1,668,446 shares of common stock issuable upon the exercise of stock options outstanding on June 30, 2001.

     Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

     You should read this summary consolidated financial information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those statements included elsewhere in this prospectus.

                                                                                    THREE MONTHS
                                PERIOD FROM                                             ENDED
                               INCORPORATION         YEARS ENDED JANUARY 31,          APRIL 30,
                            (OCTOBER 15, 1997)    -----------------------------   -----------------
                            TO JANUARY 31, 1998    1999       2000       2001      2000      2001
                            -------------------   -------   --------   --------   -------   -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue.................         $  --          $    --   $  4,191   $ 19,297   $ 2,114   $ 8,510
  Cost of revenue.........            --               --        758      1,506       224       529
                                   -----          -------   --------   --------   -------   -------
  Gross profit............            --               --      3,433     17,791     1,890     7,981
  Total operating
     expenses.............           827            8,609     22,351     41,583     9,158    11,958
  Interest income
     (expense), net.......             3              336       (265)     1,832       333       369
                                   -----          -------   --------   --------   -------   -------
  Net loss................         $(824)         $(8,273)  $(19,183)  $(21,960)  $(6,935)  $(3,608)
                                   =====          =======   ========   ========   =======   =======


     The following balance sheet table presents our consolidated balance sheet as of April 30, 2001 on an actual basis and on an as adjusted basis giving effect to our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $31.51 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.



                                                               AS OF APRIL 30, 2001
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents, and short-term investments........  $21,165      $80,234
  Working capital...........................................   14,594       73,663
  Total assets..............................................   33,268       92,337
  Total long-term liabilities...............................       --           --
  Total stockholders' equity................................   16,471       75,540

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. The occurrence of any of the circumstances described in these risk factors could materially adversely affect our business, financial condition or results of operations. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND FINANCIAL PERFORMANCE

WE HAVE NOT YET ACHIEVED PROFITABILITY, AND WE MAY NOT BE ABLE TO DO SO IN THE FUTURE, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     Since we began operations in January 1998, we have incurred losses in every fiscal period. Our accumulated deficit through the quarter ended April 30, 2001 was $57.6 million. We expect to continue to incur losses through at least the fiscal year ending January 31, 2002, and we cannot be certain if or when we will become profitable. If we do not become profitable within the timeframe expected by investors, the market price of our common stock may be adversely affected. We expect to continue to incur significant expenses, particularly in sales and marketing, in an effort to develop our business. As a result, we will need to generate significant revenue to achieve and maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.


WE AND SEVERAL OF OUR EXECUTIVES, THREE OF OUR KEY EMPLOYEES AND OUR LARGEST INVESTOR ARE DEFENDANTS IN LITIGATION WITH NETg WHICH ALLEGES, AMONG OTHER THINGS, MISAPPROPRIATION OF TRADE SECRETS; THIS LITIGATION WILL CONTINUE TO BE COSTLY AND MAY DIVERT THE EFFORTS OF OUR MANAGEMENT AND MAY ULTIMATELY RESTRICT OUR ABILITY TO DO BUSINESS


     SkillSoft, several of our executives, three of our key employees and our largest investor are defendants in a lawsuit brought by National Education Training Group, Inc. (NETg), the former employer of these individuals. NETg alleges in substance that the defendants breached their fiduciary and contractual obligations to NETg in connection with the organization and operation of SkillSoft, misappropriated trade secrets from NETg, tortiously interfered with NETg's business and employees and breached provisions of a license agreement with NETg relating to the use of its software. NETg maintains that the trade secrets allegedly misappropriated by SkillSoft and the other defendants include, among other things:

     - various aspects of the design and functionality of its education and training software and products;

     - customer lists and information;

     - relationships with service providers; and

     - NETg's soft skills product line business plan.

     The claims seek injunctive relief against the defendants demanding the return, and no future use by these defendants, of the alleged trade secrets. The claim for alleged misappropriation of trade secrets seeks compensatory damages of $400 million and exemplary damages in the additional amount of $400 million. The other claims seek recovery of compensatory, incidental and consequential damages in an unspecified amount and punitive damages against various defendants totaling $50 million or such other amount as the court deems just or appropriate. Named as defendants in the lawsuit, in addition to SkillSoft, are Charles E. Moran, Jerald A. Nine, Jr.,

Mark A. Townsend, Lee A. Ritze, Dennis E. Brown, Sally H. Hovis, Warburg, Pincus Ventures, L.P., our largest investor, and each partner of Warburg Pincus.

     In addition, NETg also filed suit against SkillSoft in July 2000 alleging that our educational and training software products infringe a patent allegedly owned by NETg. The complaint seeks both monetary damages and injunctive relief. We have filed an answer and a counterclaim for a declaration of invalidity of the NETg patent. The court entered an order on May 11, 2001, staying the proceedings in this case, with certain exceptions, pending resolution of our request to the U.S. Patent and Trademark Office to reexamine the patentability of the claims of the patent on which NETg bases the lawsuit and any resulting reexamination proceeding. On June 6, 2001, the U.S. Patent and Trademark Office issued an order granting SkillSoft's request for reexamination of the patent.

     These lawsuits are still in discovery, and we cannot yet assess the potential liability of SkillSoft or the other defendants. Our failure to prevail in these cases could have any or all of the following significant adverse effects on our business and financial performance:

     - injunctive relief against SkillSoft and our officers and employees, which could significantly restrict our ability to conduct our business;

     - an adverse judgment against us for monetary damages;

     - a settlement on unfavorable terms;

     - obligations we have to indemnify our employees for liabilities and expenses they incur in connection with the lawsuits;

     - obligations to customers for breach of our warranty of noninfringement;
       or

     - a requirement to reengineer our products to avoid patent infringement, which would likely result in additional expense and delay.

     In addition, these cases, regardless of their outcome, will continue to result in significant expenses in defending the lawsuits. Our legal expenses related to the defense of these lawsuits totaled approximately $1.9 million in the fiscal year ended January 31, 2000, $1.4 million in the fiscal year ended January 31, 2001 and $448,000 in the three months ended April 30, 2001. Moreover, these lawsuits may divert the efforts and attention of our management team from normal business operations.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER DUE TO THE NATURE OF OUR BUSINESS, AND A REVENUE OR EARNINGS SHORTFALL IN A PARTICULAR QUARTER WOULD HAVE A NEGATIVE IMPACT ON THE PRICE OF OUR COMMON STOCK

     If our quarterly revenue or operating results falls below the expectations of investors or securities analysts, the price of our common stock could fall substantially. Our quarterly operating results may fluctuate as a result of a variety of factors, including:

     - seasonality -- due to the budget and purchasing cycles of our customers, we expect our revenue and operating results will generally be strongest in the fourth quarter of our fiscal year and weakest in the first quarter; and

     - the expenses we incur to support the anticipated growth of our business.

     Most of our expenses, such as rent and most employee compensation, do not vary directly with revenue and are difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter. Any such revenue shortfall would, therefore, have a disproportionate effect on our expected operating results for that quarter. In addition, we expect that a disproportionate amount of our revenue each quarter will be recognized in the final weeks of that quarter. As a result, any delays in receiving orders or signing contracts may defer the associated revenue to the following quarter, which would adversely affect our operating results for the preceding quarter.

OUR BUSINESS WILL SUFFER IF E-LEARNING PRODUCTS ARE NOT WIDELY ADOPTED

     Our e-Learning solutions represent a new and emerging approach for the corporate soft skills education and training market. Our success depends substantially upon the widespread adoption of e-Learning products for education and training. The early stage of development of this market makes it difficult for us to predict customer demand accurately. The failure of this market to develop, or a delay in the development of this market -- whether due to technological, competitive or other reasons -- would severely limit the growth of our business and adversely affect our financial performance.

INTENSE COMPETITION FROM OTHER EDUCATION AND TRAINING COMPANIES COULD IMPAIR OUR ABILITY TO GROW AND TO ACHIEVE PROFITABILITY

     The market for soft skills education and training products is fragmented and highly competitive. Increased competition may result in lost sales and may force us to lower prices. We expect that competition in this market will increase substantially in the future for a number of reasons which are set forth in "Business-Competition."

     One source of competition for our products is the internal educational and technological personnel of potential customers. If an organization decides to use external providers to supply some or all of its training, our principal sources of competition are:

     - Providers of traditional classroom instruction. Many of the companies, colleges and universities in this category are attempting to adapt their courses to e-Learning formats suitable for deployment over the internet and corporate intranets.

     - Providers of CD-ROM training courses.

     - Suppliers of online information technology training courses that are attempting to take advantage of their current technology and customer base and expand into the soft skills market.

     We may be unable to maintain or improve our competitive position. Many of our current and potential competitors have longer operating histories, greater name recognition and greater financial, technical, sales, marketing, support and other resources than we do. This may place us at a disadvantage in responding to competitors' pricing strategies, marketing campaigns, and technological advances, alliances and other initiatives.

WE RELY ON A LIMITED NUMBER OF THIRD PARTIES TO PROVIDE US WITH EDUCATIONAL CONTENT FOR OUR COURSES, AND THEY MAY NOT BE ABLE TO DEVELOP NEW COURSES OR ENHANCE EXISTING COURSES ON A TIMELY BASIS

     To be competitive, we must develop and introduce on a timely basis new course offerings which meet the needs of companies seeking to use our education and training products. In addition, some of our courses may need to be updated due to changes in educational doctrines or the evolving requirements of educational institutions and certification organizations. We rely on independent third parties to provide us with the educational content for our courses based on learning objectives and specific instructional design templates that we provide to them. We do not have exclusive arrangements or long-term contracts with any of these content providers. If one or more of our third party content providers were to stop working with us, we would have to rely on other parties to develop our course content. In addition, these providers may fail to develop new courses or enhance existing courses on a timely basis. We cannot predict whether new content or enhancements would be available from reliable alternative sources on reasonable terms.

OUR COURSE CONTENT PROVIDERS SUPPLY US WITH THE EDUCATIONAL CONTENT OF OUR COURSES AND ARE GENERALLY NOT RESTRICTED FROM DEVELOPING SIMILAR CONTENT FOR OUR COMPETITORS, WHICH COULD MAKE IT EASIER FOR OUR COMPETITORS TO COMPETE WITH US

     We rely on independent third parties to provide us with the educational content for our courses based on learning objectives and specific instructional design templates that we provide to them. Our agreements with these content providers do not restrict them from developing courses on similar topics for our competitors or from competing directly with us, so long as they do not use our toolkit or templates. As a result, our competitors may be able to duplicate some of our course content and may, therefore, find it easier to enter the market for soft skills education and training.

OUR SUCCESS DEPENDS ON THE SERVICES OF CHARLES E. MORAN AND OUR OTHER EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Our future success depends to a significant degree on the skills and efforts of Charles E. Moran, our founder, Chairman of the Board, President and Chief Executive Officer. The loss of the services of Mr. Moran could have a material adverse effect on our business and financial performance. We also depend on the ability of our other executive officers and members of senior management to work effectively as a team. The loss of one or more of our executive officers or senior management members could result in less effective development of our products and management of our business, which could have a material adverse effect on our business and financial performance.

OUR FUTURE GROWTH DEPENDS ON SUCCESSFUL HIRING AND RETENTION, PARTICULARLY WITH RESPECT TO SALES, MARKETING AND DEVELOPMENT PERSONNEL, AND WE MAY BE UNABLE TO HIRE AND RETAIN THE SKILLED PERSONNEL WE NEED TO SUCCEED

     Our failure to attract and retain sufficient skilled personnel, particularly sales and marketing personnel and product development personnel, may limit the rate at which we can grow, may adversely affect the quality or availability of our products and may result in less effective management of our business, any of which may harm our business and financial performance. Qualified personnel are in great demand throughout the software industry. The demand for qualified personnel is particularly acute in the New England area due to the large number of software companies and the low unemployment rate in the region. Moreover, newly hired employees generally take several months to attain full productivity, and not all new hires satisfy our performance expectations.

THE VARIABILITY AND LENGTH OF THE SALES CYCLE FOR OUR PRODUCTS MAY MAKE OUR OPERATING RESULTS UNPREDICTABLE AND VOLATILE

     The period between our initial contact with a potential customer and the purchase of our products by that customer typically ranges from three to 12 months. Factors that contribute to our long sales cycle, include:

     - our need to educate potential customers about the benefits of our products;

     - competitive evaluations by customers;

     - the customers' internal budgeting and approval processes;

     - the fact that some customers view training products as discretionary spending, rather than purchases essential to their business; and

     - the fact that we target large companies, which often take longer to make purchasing decisions due to the size and complexity of the enterprise.

     Our long sales cycle makes it difficult for us to predict if and when a potential sale will actually occur. In addition, if a sale is delayed from the quarter in which we expect it to occur, our operating results for that quarter would be adversely affected.

OUR FAILURE TO PROPERLY MANAGE OUR RECENT AND ANTICIPATED GROWTH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE QUALITY OF OUR PRODUCTS, OUR ABILITY TO RETAIN KEY PERSONNEL AND THE EFFICIENCY OF OUR OPERATIONS

     Our failure to properly manage our recent and anticipated growth could have a material adverse effect on the quality of our products, our ability to retain key personnel and the efficiency of our operations, any of which could have a material adverse effect on our business and financial performance. From February 1, 2000 to January 31, 2001, the number of our employees increased from 146 to
234. This growth has strained, and our future growth may continue to strain, our management, operational systems and other resources. To manage our growth effectively, we must be able to maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. We may be unable to do so.

BECAUSE MANY OF OUR COURSES AND TECHNOLOGIES ARE STILL UNDER DEVELOPMENT AND WE EXPECT TO CONTINUE TO DEVELOP NEW COURSES AND ENHANCE OUR TECHNOLOGIES, OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO INTRODUCE THESE NEW COURSES AND TECHNOLOGIES ON A TIMELY BASIS OR IF NEW COURSES ARE UNSUCCESSFUL

     Our future success will depend significantly on whether we are able to introduce new courses and enhance our Web-based technologies on a timely basis. While we have new courses and technology features scheduled for commercial launch, we may not be successful in releasing them as scheduled, and they may not meet with market acceptance. We may not have sufficient resources to develop the new courses and technology enhancements necessary to maintain or improve our competitive position.

BECAUSE OUR PRODUCTS AND SERVICES MAY NOT BE VIEWED BY OUR CUSTOMERS AS ESSENTIAL TO THEIR BUSINESS, DEMAND FOR OUR PRODUCTS MAY BE ESPECIALLY SUSCEPTIBLE TO ADVERSE ECONOMIC CONDITIONS

     Our business and financial performance may be damaged, more so than most companies, by adverse financial conditions affecting our target customers or by a general weakening of the economy. Some companies may not view training products as critical to the success of their business. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego education and training expenditures before limiting their other expenditures.

WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS, AND OUR PRODUCTS MUST ADAPT TO FREQUENT CHANGES IN TECHNOLOGY AND INDUSTRY STANDARDS, AND WE MAY HAVE DIFFICULTY INTRODUCING NEW PRODUCTS OR KEEPING UP WITH THESE CHANGES

     The market for education and training products is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The growth in the use of the Web and intense competition in our industry exacerbate these market characteristics. If we fail to adapt to rapidly changing technologies and customer demands by continually improving the features and performance of our products on a timely basis, we may lose existing customers or fail to gain new customers. In addition, we could incur substantial costs to modify our services or infrastructure to adapt to rapid technological change.

THE NATURE OF OUR PRODUCTS MAKES THEM PARTICULARLY VULNERABLE TO UNDETECTED ERRORS, OR BUGS, WHICH COULD REDUCE OUR REVENUE, MARKET SHARE OR THE DEMAND FOR OUR PRODUCTS

     Product performance problems could result in lost or delayed revenue, loss of market share, failure to achieve market acceptance, diversion of development resources or injury to our reputation, any of which could have a material adverse effect on our business and financial performance. Software products such as ours may contain undetected errors, or bugs, that result in product failures or poor product performance. Our products may be particularly susceptible to bugs or performance degradation because of the emerging nature of Web-based technologies and the stress that may be placed on our products by the full deployment of our products to thousands of users.

WE MAY BE UNABLE TO GENERATE ENOUGH REVENUE FROM OUR INTERNATIONAL EXPANSION TO OFFSET THE COSTS ASSOCIATED WITH ESTABLISHING AND MAINTAINING FOREIGN OPERATIONS

     A key component of our growth strategy is to expand our presence in foreign markets. It will be costly to establish international operations, market our products internationally and support and manage geographically dispersed operations. Revenue from international operations is unlikely to offset the expense of establishing and maintaining these foreign operations in the foreseeable future.

OUR INTERNATIONAL BUSINESS WILL EXPOSE US TO RISKS WE HAVE NOT HAD TO FACE IN THE PAST

     As we grow our international operations, we will have to increasingly confront and manage a number of risks that we have not had to address in our U.S. operations. We may not be successful in managing these risks. These risks include:

     - expenses associated with customizing products for foreign countries;

     - challenges and costs inherent in managing geographically dispersed operations;

     - protectionist laws and business practices that favor local competitors;

     - economic or political instability in some international markets;

     - difficulties in finding and managing local resellers;

     - longer sales and payment cycles;

     - multiple, conflicting and changing governmental laws and regulations; and

     - foreign currency exchange rate fluctuations.

BECAUSE MANY USERS OF OUR COURSES ACCESS THEM OVER THE INTERNET, FACTORS ADVERSELY AFFECTING THE USE OF THE INTERNET COULD HARM OUR BUSINESS

     Some users access our courses over the public internet. Examples include users who access courses from their employer's intranet via remote access and employees of companies that utilize our hosting services and who therefore access courses from SkillSoft-managed servers via the internet. Any factors that adversely affect internet usage could disrupt the ability of those users to access our courses, which would adversely affect customer satisfaction and therefore our business. Among the factors that could disrupt internet usage is:

     - slow access and download times;

     - security concerns;

     - network problems or service disruptions that prevent users from accessing an internet server; and

     - delays in, or disputes concerning, the development and adoption of industry-wide internet standards and protocols.

WE COULD BE SUBJECTED TO LEGAL ACTIONS BASED UPON THE CONTENT WE OBTAIN FROM THIRD PARTIES OVER WHOM WE EXERT LIMITED CONTROL

     It is possible that we could become subject to legal actions based upon claims that our course content infringes the rights of others or is erroneous. Any such claims, with or without merit, could subject us to costly litigation and the diversion of our financial resources and management personnel. The risk of such claims is exacerbated by the fact that our course content is provided by third parties over whom we exert limited control. Further, if those claims are successful, we may be required to alter the content, pay financial damages or obtain content from others.

OUR PRODUCTS MAY BE SUSCEPTIBLE TO CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE UPON THEIR INTELLECTUAL PROPERTY, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

     If any of our products violate the proprietary rights of third parties, we may be required to reengineer our products or to obtain licenses to continue offering our products without substantial reengineering. Any efforts to reengineer our products or obtain licenses from third parties may not be successful and, in any case, could have a material adverse effect on our business and financial performance by substantially increasing our costs. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. See "Business -- Legal Proceedings" for information on the litigation with NETg.

RISKS ASSOCIATED WITH THIS OFFERING

THE PRICE OF OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY IN THE PAST AND MAY CONTINUE TO DO SO

     Our common stock price has fluctuated significantly since our initial public offering on February 1, 2000. For example, the closing price of our common stock on The Nasdaq National Market decreased from $30.00 on March 29, 2000 to $11.75 on April 17, 2000; increased from $8.81 on June 12, 2000 to $18.50 on July 20, 2000; decreased from $21.62 on November 15, 2000 to $11.75 on December 20, 2000; and increased from $11.75 on December 20, 2000 to $19.50 on December 28, 2000. While much of the fluctuation in our common stock price may be due to our business and financial performance, we believe that these fluctuations are also due in large part to fluctuations in the stock market in general based on factors not directly related to our performance, such as general economic conditions or prevailing interest rates. As a result of these fluctuations in the price of our common stock, it is difficult to predict what the price of our common stock will be at any point in the future, and you may not be able to sell your common stock at or above the price you pay for it in this offering.

WARBURG, PINCUS VENTURES, L.P. AND OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL CONTINUE TO BENEFICIALLY OWN A MAJORITY OF OUR OUTSTANDING COMMON STOCK FOLLOWING THIS OFFERING, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE ACTIONS

     The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change in control of SkillSoft, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of SkillSoft and might affect the market price of our common stock. After this offering, Warburg, Pincus Ventures, L.P. will own approximately 36% of our outstanding common stock and, together with our executive officers and directors and their affiliates, will beneficially own approximately 51% of our outstanding common stock. As a result, those stockholders, if they act together, are able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and amendments to our certificate of incorporation. These stockholders may use their ownership position to approve or take actions that are adverse to your interests.

SOME PROVISIONS OF OUR CHARTER AND BY-LAWS MAY DELAY OR PREVENT TRANSACTIONS THAT MANY STOCKHOLDERS MAY FAVOR

     The following provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares:

     - the ability of our board of directors to issue preferred stock, and determine its terms, without a stockholder vote;

     - our classified board of directors, which effectively prevents stockholders from electing a majority of the directors at any one annual meeting of stockholders;

     - the prohibition against stockholder actions by written consent; and

     - the inability of stockholders to call a special meeting of stockholders.

     In addition, some provisions of Delaware law, particularly the "business combinations" statute in Section 203 of the Delaware General Corporation Law, may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" for detailed information on these provisions.

WE WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS FROM THIS OFFERING AND MAY NOT USE THEM IN A MANNER STOCKHOLDERS WOULD PREFER

     We have not identified specific uses for most of the proceeds from this offering, and we will have broad discretion in how we use them. In addition, we are unable to determine how much of the proceeds will be used for any identified purpose because circumstances regarding our planned uses of the proceeds may change. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. The failure of our management to apply the funds effectively could have a material adverse effect on our business and financial performance.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere contained or incorporated by reference in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by terminology such as "may," "will," "should," "expects," "scheduled," "plans," "intends," "anticipates," "believes," "estimates," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions based on information currently available to us and involve known and unknown risks and uncertainties. Actual events or results may differ materially from those indicated or implied by such forward-looking statements. In evaluating those statements, you should consider the inherent risks and uncertainties involved, including the risks outlined under "Risk Factors."

     Although we believe that the expectations reflected in those forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for updating any of those forward-looking statements after the date of this prospectus.

     This prospectus includes estimates made by independent parties relating to market size and growth. Those estimates involve a number of assumptions and limitations. We cannot assure you that those estimates of market size are accurate or that those projections of market growth will be achieved. Therefore, we caution you not to unduly rely on this data.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of the 2,000,000 shares of common stock we are offering will be approximately $59.1 million (or approximately $70.0 million if the underwriters' over-allotment option is exercised in full), at an assumed public offering price of $31.51 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.


     We intend to use our net proceeds from this offering for working capital and other general corporate purposes, including expansion of our sales and marketing capabilities, product development and expansion of our international operations. We have not specifically allocated the proceeds of this offering to any of these purposes. We may also use a portion of the net proceeds for acquisitions of complementary businesses or technologies or for joint ventures, although we currently have no commitments or understandings in this regard. Pending these uses, the proceeds of this offering will be invested in short-term, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has traded on The Nasdaq National Market under the symbol "SKIL" since our initial public offering on February 1, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sale prices per share of our common stock as reported on The Nasdaq National Market since February 1, 2000.


QUARTER ENDED                                                   HIGH        LOW
-------------                                                 --------    --------
April 30, 2000..............................................  $  33.50    $   9.75
July 31, 2000...............................................     18.88        8.56
October 31, 2000............................................     21.88       10.13
January 31, 2001............................................     22.00       11.75
April 30, 2001..............................................     28.35       13.63
July 31, 2001 (through July 18, 2001).......................     38.94       26.45



     The last reported sale price of our common stock on July 18, 2001 was $31.51.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of April 30, 2001. Our capitalization is presented:

     - on an actual basis; and


     - on an as adjusted basis to reflect the sale of the 2,000,000 shares of common stock offered by us hereby at an assumed public offering price of $31.51 per share, after deducting the estimated underwriting discounts and commissions and offering expenses.


     This information should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes appearing elsewhere in this prospectus.


                                                                AS OF APRIL 30, 2001
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    ------------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
Stockholders' equity:
  Common stock, $.001 par value; 13,397,497 issued and
     outstanding actual; 15,397,497 issued and outstanding
     as adjusted............................................  $     13       $     15
  Additional paid-in capital................................    75,773        134,840
  Accumulated deficit.......................................   (57,613)       (57,613)
  Deferred compensation.....................................    (1,420)        (1,420)
  Notes receivable from stockholders........................      (339)          (339)
  Cumulative translation adjustment.........................        57             57
                                                              --------       --------
     Total stockholders' equity.............................    16,471         75,540
                                                              --------       --------
          Total capitalization..............................  $ 16,471       $ 75,540
                                                              ========       ========

                                    DILUTION


     The net tangible book value of our common stock at April 30, 2001 was approximately $16,471,000, or $1.23 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the 2,000,000 shares of common stock offered by us hereby at an assumed public offering price of $31.51 per share and after deducting the estimated underwriting discounts and commissions and offering expenses, our net tangible book value at April 30, 2001 would have been approximately $75,540,000, or $4.91 per share. This represents an immediate increase in net tangible book value of $3.68 per share to existing stockholders and an immediate dilution of $26.60 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:



Assumed public offering price per share.....................           $31.51
  Net tangible book value per share at April 30, 2001.......  $1.23
  Increase per share attributable to the sale of common
     stock in this offering.................................   3.68
                                                              -----
Adjusted net tangible book value per share after this
  offering..................................................             4.91
                                                                       ------
Net tangible book value dilution per share to new investors
  in this offering..........................................           $26.60
                                                                       ======


     The above calculations do not give effect to the exercise of options to purchase common stock outstanding at April 30, 2001. At April 30, 2001, there were 1,741,944 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $13.96 per share. To the extent that these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended January 31, 1999, 2000 and 2001 and the consolidated balance sheet data as of January 31, 2000 and 2001 are derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this prospectus. The consolidated statement of operations data for the period from incorporation (October 15, 1997) to January 31, 1998 and the consolidated balance sheet data as of January 31, 1998 and 1999 are derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, not included in this prospectus. The consolidated statement of operations data for the three months ended April 30, 2000 and 2001 and the consolidated balance sheet data as of April 30, 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, these unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The historical results of operations are not necessarily indicative of the operating results to be expected in the future.

                                              PERIOD FROM                                                     THREE MONTHS
                                             INCORPORATION             YEARS ENDED JANUARY 31,               ENDED APRIL 30,
                                          (OCTOBER 15, 1997)    -------------------------------------   -------------------------
                                          TO JANUARY 31, 1998      1999         2000         2001          2000          2001
                                          -------------------   ----------   ----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenue.................................       $     --         $       --   $    4,191   $    19,297   $     2,114   $     8,510
Cost of revenue.........................             --                 --          758         1,506           224           529
                                               --------         ----------   ----------   -----------   -----------   -----------
  Gross profit..........................             --                 --        3,433        17,791         1,890         7,981
Operating expenses:
  Research and development..............            178              4,117        8,647        14,047         3,326         3,640
  Selling and marketing.................             --              1,671        8,961        20,946         4,318         6,521
  General and administrative............            649              2,821        4,371         5,776         1,319         1,613
  Stock-based compensation..............             --                 --          372           814           195           184
                                               --------         ----------   ----------   -----------   -----------   -----------
    Total operating expenses............            827              8,609       22,351        41,583         9,158        11,958
                                               --------         ----------   ----------   -----------   -----------   -----------
Interest income (expense), net..........              3                336         (265)        1,832           333           369
                                               --------         ----------   ----------   -----------   -----------   -----------
    Net loss............................           (824)            (8,273)     (19,183)      (21,960)       (6,935)       (3,608)
Preferred stock dividend................             --                 --        3,765            --            --            --
                                               --------         ----------   ----------   -----------   -----------   -----------
Net loss attributable to common
  shareholders..........................       $   (824)        $   (8,273)  $  (22,948)  $   (21,960)  $    (6,935)  $    (3,608)
                                               ========         ==========   ==========   ===========   ===========   ===========
Net loss per share(1):
  Basic and diluted.....................       $  (1.28)        $    (5.64)  $   (11.98)  $     (1.73)  $     (0.57)  $     (0.27)
                                               ========         ==========   ==========   ===========   ===========   ===========
  Basic and diluted weighted average
    common shares outstanding...........        645,185          1,466,085    1,915,051    12,667,790    12,259,605    13,203,208
                                               ========         ==========   ==========   ===========   ===========   ===========


                                                                       AS OF JANUARY 31,
                                                              -----------------------------------   AS OF APRIL 30,
                                                               1998     1999     2000      2001          2001
                                                              ------   ------   -------   -------   ---------------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents, and short-term investments........  $7,022   $3,965   $   735   $23,907       $21,165
  Working capital (deficit).................................   6,319    2,726    (6,915)   18,130        14,594
  Total assets..............................................   7,022    4,551     4,801    38,624        33,268
  Long-term liabilities.....................................      --       --        --        --            --
  Total stockholders' equity (deficit)......................   6,319    3,195    (6,357)   19,668        16,471


---------------
(1) See Note 2(e) of Notes to Consolidated Financial Statements of SkillSoft included elsewhere in this prospectus for the determination of shares used in computing basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We commenced operations in January 1998, and until March 1999, devoted substantially all of our efforts to product development, establishing a course content developer and supplier base, and building a direct sales and support organization in the United States and a business application and network infrastructure to support future growth. Since March 1999, we have devoted substantial resources to sales and marketing activities as well as to continued product development, and have recorded revenue, although we are not yet profitable. We had an accumulated deficit of $57.6 million as of April 30, 2001. We expect to incur additional losses through at least the fiscal year ending January 31, 2002, due primarily to substantial increases in sales and marketing expenditures related to expanding our direct sales organization in North America, Europe and Australia and to increased personnel-related costs and expenditures for travel, advertising, public relations, recruiting and other activities. Research and development expenses will also contribute to losses during this period as we continue to introduce new courses. Legal costs may also increase due to the defense of lawsuits filed against us and several of our executives and employees by NETg.

     We derive revenue primarily from license agreements under which customers license our courses for periods of one, two or three years. The pricing for licenses varies based upon the number of course titles licensed by a customer, the number of users within the customer's organization and the length of the license agreement. For example, a customer would generally pay us approximately $122,000 per year for a three-year license for 25 courses for 5,000 users. Our license agreements may permit customers to exchange courses, generally on the contract anniversary date. Customers may amend the license agreements, for an additional fee, to gain access to additional courses and/or to increase the size of the user base. We also derive revenue from hosting fees for clients that use our solutions on an Application Service Provider (ASP) basis. In selected circumstances, we derive revenue on a pay-for-use basis under which some customers are charged based on the number of courses accessed by users. Revenue derived from pay-for-use contracts has been minimal to date.


     The annual license fee for the first year is generally billed in advance. Revenue is recognized either at the time of delivery of products or over the term of the contract, depending on specific contract terms. In the event that the customer initially specifies the entire set of licensed courses to be delivered and those courses are available and delivered, the license revenue for the first year of the contract is recognized upon execution of the contract and delivery of the courses. License fees for subsequent years of multi-year license agreements will be generally billed on the anniversary date of the agreement and recognized in the manner described above, or if the customer exchanges courses at the renewal date, upon delivery of the exchanged courses. Revenue is recognized ratably over the license period if the customer has access to the entire library of courses, both existing and to be developed. This occurs when such customer does not initially specify the entire set of licensed courses or is given exchange privileges that are exercisable other than on the contract anniversaries and/or if the customer licenses all courses currently available and to be developed during a particular term. This license approach results in the building of backlog of future revenue streams. To the extent that a customer is given extended payment terms, revenue is recognized as cash becomes due, assuming all of the other elements of revenue recognition have been satisfied. Revenue is recognized as billed monthly or quarterly under the pay-for-use model. We also derive revenue from training, extranet hosting and online mentoring services, for which revenue is recognized as the service is performed. Revenue related to extranet hosting and ASP services is recognized on a straight line basis over the period that the services are provided. We may offer payment terms up to six months from the initial shipment date or anniversary date for multi-year agreements, or payments in quarterly installments in some circumstances.

     Our backlog at any given time represents the amount of license fees which are due to us within the following 12 months under existing license agreements but which have not yet been recognized as revenue. This amount is comprised of license fees attributable to (1) licensed courses that have not been selected by and delivered to the customer, (2) special terms, including exchange privileges and extended payment terms, as part of the non-cancelable license agreement, and
(3) revenue to be recognized for non-cancelable license agreements that are renewing during the fiscal year ending January 31, 2002. Our backlog as of January 31, 2001 was approximately $22 million. Our backlog can vary based upon a number of factors, including the timing of the execution of new license agreements, the timing of product deliveries and the length of our license agreements.

     Cost of revenue includes the cost of materials (such as storage media), packaging, duplication, custom library CD production, internet hosting services, the cost of Online Mentoring services, royalties and certain infrastructure and occupancy expenses. These costs of revenue are generally recognized as incurred. Research and development expenses consist primarily of salaries and benefits, certain infrastructure and occupancy expenses, fees to consultants and course content development fees. Software development costs are accounted for in accordance with SFAS No. 86, which requires the capitalization of certain computer software development costs incurred after technological feasibility is established. To date, development costs after establishment of technological feasibility have been immaterial, and all software development costs have been expensed as incurred. Selling and marketing expenses consist primarily of salaries, commissions and benefits, advertising and promotion, travel and certain infrastructure and occupancy expenses. General and administrative expenses consist primarily of salaries and benefits, consulting and service expenses, legal expenses and certain infrastructure and occupancy expenses.

     We recorded deferred compensation of $2.9 million in the fiscal year ended January 31, 2000, representing the difference between the exercise price of stock options granted and the sale price of restricted common stock and the fair market value of the underlying common stock at the date of grant. We reversed deferred compensation of $123,078 in the fiscal year ended January 31, 2001 in connection with terminated employees whose stock option grants had not yet vested. No additional deferred compensation was recorded for the fiscal years ended January 31, 1999 or 2001 or the three months ended April 30, 2001. The deferred compensation is recorded as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options and restricted common stock, which is typically four years. Of the total deferred compensation amount of $2.9 million, $1.3 million had been amortized and $123,000 had been reversed as of April 30, 2001. The amortization of deferred compensation is recorded as an operating expense. We currently expect to amortize the remaining $1.4 million of deferred compensation as of April 30, 2001 in the periods indicated, as follows:

May 1, 2001 - January 31, 2002..............................  $  551,474
February 1, 2002 - January 31, 2003.........................  $  611,367
February 1, 2004 - January 31, 2004.........................  $  257,252
                                                              ----------
                                                              $1,420,093
                                                              ==========

RESULTS OF OPERATIONS

THREE MONTHS ENDED APRIL 30, 2001 VERSUS THREE MONTHS ENDED APRIL 30, 2000

     Revenue increased $6.4 million, or 303%, to $8.5 million in the three months ended April 30, 2001 from $2.1 million in the three months ended April 30, 2000. The majority of this increase was due to new customers signed after the quarter ended April 30, 2000, and, to a lesser extent, this increase was also due to continuing revenue from our previously existing customers. Because our standard pricing matrix was the same in the three months ended April 30, 2001 as it was in the three months ended April 30, 2000, this increase was attributable to changes in the volume of sales. One customer accounted for 5% of revenue for the three months ended April 30, 2001.

     Cost of revenue increased $305,000, or 136%, to $529,000 in the three months ended April 30, 2001 from $225,000 in the three months ended April 30, 2000 due to our increased revenue. Cost of revenue as a percentage of total revenue decreased to 6% in the three months ended April 30, 2001 from 11% in the three months ended April 30, 2000. This decrease as a percentage of revenue was primarily due to the spreading of these costs of revenue, many of which are fixed, over a significantly larger revenue base.

     Research and development expenses increased $314,000, or 9%, to $3.6 million in the three months ended April 30, 2001 from $3.3 million in the three months ended April 30, 2000. Research and development expenses as a percentage of total revenue decreased to 43% in the three months ended April 30, 2001 from 157% in the three months ended April 30, 2000. Research and development expenses increased due primarily to increased personnel costs. Since our strategy includes offering the largest library of critical business skill (soft skills) courses in the industry, we believe that a significant investment in research and development is necessary to remain competitive, and we therefore expect research and development expenses in absolute dollars to continue to increase.

     Selling and marketing expenses increased $2.2 million, or 51%, to $6.5 million in the three months ended April 30, 2001 from $4.3 million in the three months ended April 30, 2000. Selling and marketing expenses as a percentage of total revenue decreased to 77% in the three months ended April 30, 2001 from 204% in the three months ended April 30, 2000. Selling and marketing expenses increased due to increased personnel, commissions and travel costs. We believe that a significant investment in selling and marketing to expand our distribution channels worldwide is required to remain competitive, and we therefore expect selling and marketing expenses in absolute dollars to continue to increase.

     General and administrative expenses increased $293,000, or 22%, to $1.6 million in the three months ended April 30, 2001 from $1.3 million in the three months ended April 30, 2000. General and administrative expenses as a percentage of total revenue decreased to 19% in the three months ended April 30, 2001 from 62% in the three months ended April 30, 2000. General and administrative expenses increased primarily due to increased personnel expenses and, in part, due to increased legal fees relating to the NETg litigation amounting to $448,000 in the three months ended April 30, 2001 and $363,000 in the three months ended April 30, 2000. We anticipate that general and administrative expenses will continue to increase in absolute dollars due to increases in information services and additional personnel.

     Stock-based compensation expense decreased $11,000, or 6%, to $184,000 in the three months ended April 30, 2001 from $195,000 in the three months ended April 30, 2000. The expense was primarily the result of amortization of deferred compensation resulting from granting stock options to employees at exercise prices below the fair market value of the stock and the sale of restricted common stock with sales prices below the fair market value of the stock during the fiscal year ended January 31, 2000.

     Interest income, net increased $36,000 to $370,000 in the three months ended April 30, 2001 from $333,000 in the three months ended April 30, 2000. This increase was primarily due to the elimination of borrowings.

FISCAL YEAR ENDED JANUARY 31, 2001 VERSUS FISCAL YEAR ENDED JANUARY 31, 2000

     Revenue increased $15.1 million, or 360%, to $19.3 million in the fiscal year ended January 31, 2001 from $4.2 million in the fiscal year ended January 31, 2000. The majority of this increase was due to 219 new customers signed during the year ended January 31, 2001, representing a 197% increase in the customer base, and, to a lesser extent, this increase was also due to continuing revenue from our existing customers. Because our standard pricing matrix was the same in the fiscal year ended January 31, 2001 as it was in the fiscal year ended January 31, 2000, this increase was attributable to changes in the volume of sales. One customer accounted for 7.1% of revenue for the fiscal year ended January 31, 2001.

     Cost of revenue increased $748,000, or 99%, to $1.5 million in the fiscal year ended January 31, 2001 from $758,000 in the fiscal year ended January 31, 2000. Cost of revenue as a percentage of total revenue decreased to 8% in the fiscal year ended January 31, 2001 from 18% in the fiscal year ended January 31, 2000. This decrease as a percentage of revenue was primarily due to the spreading of these costs of revenue, many of which are fixed, over a significantly larger revenue base.

     Research and development expenses increased $5.4 million, or 62%, to $14.0 million in the fiscal year ended January 31, 2001 from $8.6 million in the fiscal year ended January 31, 2000. Research and development expenses as a percentage of total revenue decreased to 73% in the fiscal year ended January 31, 2001 from 206% in the fiscal year ended January 31, 2000. Research and development expenses increased due to increased personnel costs amounting to $6.3 million in the fiscal year ended January 31, 2001 and $4.0 million in the fiscal year ended January 31, 2000, and increased courseware development costs amounting to $7.7 million in the fiscal year ended January 31, 2001 and $4.6 million in the fiscal year ended January 31, 2000. The number of employees engaged in product development increased to 37 employees as of January 31, 2001 from 24 employees as of January 31, 2000.

     Selling and marketing expenses increased $12.0 million, or 134%, to $20.9 million in the fiscal year ended January 31, 2001 from $9.0 million in the fiscal year ended January 31, 2000. Selling and marketing expenses as a percentage of total revenue decreased to 109% in the fiscal year ended January 31, 2001 from 214% in the fiscal year ended January 31, 2000. Sales and marketing expenses increased due to increased personnel, commissions, marketing and travel costs amounting to $21.0 million in the fiscal year ended January 31, 2001 and $9.0 million in the fiscal year ended January 31, 2000. The number of employees engaged in sales and marketing increased to 129 employees as of January 31, 2001 from 82 employees as of January 31, 2000. In addition, the number of employees engaged in customer service and support increased to 30 employees as of January 31, 2001 from 13 employees as of January 31, 2000.

     General and administrative expenses increased $1.4 million, or 32%, to $5.8 million in the fiscal year ended January 31, 2001 from $4.4 million in the fiscal year ended January 31, 2000. General and administrative expenses as a percentage of total revenue decreased to 30% in the fiscal year ended January 31, 2001 from 104% in the fiscal year ended January 31, 2000. General and administrative expenses increased due to increased personnel expenses amounting to $5.8 million in the fiscal year ended January 31, 2001 and $4.4 million in the fiscal year ended January 31, 2000, and additional operating expenses associated with operating as a public company. This increase was partially offset by a decrease in legal fees relating to the NETg litigation, which fees decreased to $1.4 million in the fiscal year ended January 31, 2001 from $1.9 million in the fiscal year ended

January 31, 2000. The number of employees engaged in general and administrative increased to 36 employees as of January 31, 2001 from 25 employees as of January 31, 2000.

     Stock-based compensation expense increased $442,000, or 119%, to $814,000 in the fiscal year ended January 31, 2001 from $372,000 in the fiscal year ended January 31, 2000. The expense was primarily the result of amortization of deferred compensation resulting from granting stock options to employees at exercise prices below the fair market value of the stock and the sale of restricted common stock with sales prices below the fair market value of the stock during the fiscal year ended January 31, 2000.

     Interest income (expense), net increased $2.1 million to $1.8 million in the fiscal year ended January 31, 2001 from ($265,000) in the fiscal year ended January 31, 2000. This increase was due to higher cash balances as the result of proceeds from the initial public offering and the elimination of borrowings.

FISCAL YEAR ENDED JANUARY 31, 2000 VERSUS FISCAL YEAR ENDED JANUARY 31, 1999

     Revenue increased to $4.2 million in the fiscal year ended January 31, 2000 from $0 in the fiscal year ended January 31, 1999 as we did not begin recognizing revenue until March 1999. This revenue was derived from fulfilling product orders for the 111 customer license agreements signed during the year ended January 31, 2000. One customer accounted for 22% of revenue for the fiscal year ended January 31, 2000.

     Cost of revenue increased to $758,000 in the fiscal year ended January 31, 2000 from $0 in the fiscal year ended January 31, 1999.

     Research and development expenses increased $4.5 million, or 110%, to $8.6 million in the fiscal year ended January 31, 2000 from $4.1 million in the fiscal year ended January 31, 1999. Research and development expenses increased due to increased personnel, courseware development costs and facility costs.

     Selling and marketing expenses increased $7.3 million, or 436%, to $9.0 million in the fiscal year ended January 31, 2000 from $1.7 million in the fiscal year ended January 31, 1999. Selling and marketing expenses increased due to increased personnel, commissions, marketing, travel costs and facility costs.

     General and administrative expenses increased $1.6 million, or 55%, to $4.4 million in the fiscal year ended January 31, 2000 from $2.8 million in the fiscal year ended January 31, 1999. General and administrative expenses increased due to increased personnel and due to legal fees incurred in connection with the NETg lawsuit amounting to $1.9 million in the fiscal year ended January 31, 2000 and $417,000 in the fiscal year ended January 31, 1999.

     Interest income (expense), net decreased $602,000 to ($265,000) for the year ended January 31, 2000, from $337,000 in the fiscal year ended January 31, 1999. The decrease was due to lower cash balances and a non-recurring, non-cash charge of $319,000 for issuance of warrants associated with establishing our new line of credit in December 1999.

QUARTERLY OPERATING RESULTS

     The following tables set forth certain financial data of SkillSoft, in dollars and as a percentage of revenue, for each quarter of the fiscal year ended January 31, 2001 and the first quarter of the fiscal year ending January 31, 2002. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and notes included elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

                                                                  QUARTER ENDED
                                       -------------------------------------------------------------------
                                        APRIL 30,     JULY 31,     OCTOBER 31,   JANUARY 31,    APRIL 30,
                                          2000          2000          2000          2001          2001
                                       -----------   -----------   -----------   -----------   -----------
                                                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
Revenue..............................  $     2,114   $     3,639   $     5,511   $     8,033   $     8,510
Cost of revenue......................          224           333           424           525           529
                                       -----------   -----------   -----------   -----------   -----------
  Gross profit.......................        1,890         3,306         5,087         7,508         7,981
Operating expenses:
  Research and development...........        3,326         3,572         3,547         3,602         3,640
  Selling and marketing..............        4,318         4,721         5,578         6,329         6,521
  General and administrative.........        1,319         1,377         1,458         1,622         1,613
  Stock-based compensation...........          195           195           195           229           184
                                       -----------   -----------   -----------   -----------   -----------
Total operating expenses.............        9,158         9,865        10,778        11,782        11,958
                                       -----------   -----------   -----------   -----------   -----------
Interest income (expense), net.......          333           618           566           315           369
                                       -----------   -----------   -----------   -----------   -----------
  Net loss...........................  $    (6,935)  $    (5,941)  $    (5,125)  $    (3,959)  $    (3,608)
                                       ===========   ===========   ===========   ===========   ===========
Net loss per share:
  Basic and diluted loss per share...  $     (0.57)  $     (0.47)  $     (0.40)  $     (0.30)  $     (0.27)
                                       ===========   ===========   ===========   ===========   ===========
  Basic and diluted weighted average
    shares outstanding...............   12,259,605    12,762,475    12,896,891    13,031,928    13,203,208
                                       ===========   ===========   ===========   ===========   ===========

                                                                  QUARTER ENDED
                                       -------------------------------------------------------------------
                                        APRIL 30,     JULY 31,     OCTOBER 31,   JANUARY 31,    APRIL 30,
                                          2000          2000          2000          2001          2001
                                       -----------   -----------   -----------   -----------   -----------
Revenue..............................        100.0%        100.0%        100.0%        100.0%        100.0%
Cost of revenue......................         10.6%          9.2%          7.7%          6.5%          6.2%
  Gross profit.......................         89.4%         90.8%         92.3%         93.5%         93.8%
Operating expenses:
  Research and development...........        157.3%         98.2%         64.4%         44.8%         42.8%
  Selling and marketing..............        204.3%        129.7%        101.2%         78.8%         76.6%
  General and administrative.........         62.4%         37.8%         26.5%         20.2%         19.0%
  Stock-based compensation...........          9.2%          5.4%          3.5%          2.9%          2.2%
                                       -----------   -----------   -----------   -----------   -----------

LIQUIDITY AND CAPITAL RESOURCES

     From inception through January 31, 2000, we were funded primarily through preferred stock financings with Warburg Pincus and other minority investors. The net proceeds from these financings through January 31, 2000 were approximately $20.7 million. In February 2000, we received net proceeds totaling $45.1 million from the sale of 3,565,000 shares of common stock in our initial public offering.

     As of April 30, 2001, our principal source of liquidity was our cash and cash equivalents and short term investments, which totaled $21.2 million.


     Net cash used in operating activities was $2.4 million for the three months ended April 30, 2001, which consisted primarily of a net loss totaling $3.6 million, an increase in prepaid expenses of $1.4 million, a decrease in accrued expenses of $1.2 million and a decrease in deferred revenue of $1.3 million, partially offset by a decrease in accounts receivable of $4.3 million. The increase in prepaid expenses was primarily due to an increase in sales commissions attributable to increased sales. Sales commissions attributable to sales that are recorded as deferred revenue are recorded as prepaid expenses because sales commissions are paid at the commencement of, and if applicable, the renewal date of, each customer contract. The decrease in deferred revenue and accounts receivable resulted from the timing of customer billings.



     Net cash used in operating activities was $18.0 million for the fiscal year ended January 31, 2001, which consisted primarily of a net loss totaling $22.0 million and increase in accounts receivable for $9.8 million, partially offset by an increase in deferred revenue of $10.7 million and non-cash expenses totaling $1.3 million. The increase in accounts receivable and deferred revenue resulted from increased sales to new customers after applying our revenue recognition policy.


     Our primary investing activities during the three months ended April 30, 2001 were purchases of property and equipment, and purchases and maturation of short term investments. Property and equipment purchases for the three months ended April 30, 2001 and 2000 were approximately $0.5 million and $0.2 million, respectively. Purchases and maturation of short term investments generated a net cash inflow of approximately $3.4 million in three months ended April 30, 2001 compared to a net cash outflow of approximately $24.7 million in three months ended April 30, 2000.

     Our primary investing activities during the fiscal year ended January 31, 2001 were purchases of property and equipment, and purchases and maturation of short term investments. Property and equipment purchases for the fiscal years ended January 31, 2001 and 2000 were approximately $1.4 million and $0.3 million, respectively. Purchases and maturation of short term investments generated a net cash outflow of approximately $11.4 million in fiscal 2001 compared to a net cash inflow of approximately $3.3 million in fiscal 2000.

     Cash provided by financing activities was approximately $0.2 million and $42.6 million for the three months ended April 30, 2001 and 2000, respectively. For the quarter ended April 30, 2001, this consisted primarily of proceeds from the exercise of stock options. For the quarter ended April 30, 2000, this consisted primarily of net proceeds from the sale of common stock in the initial public offering of approximately $45.1 million and proceeds from the sale of common stock to Spherion Corporation (formerly Interim Services, Inc.) of $2.0 million, partially offset by the repayment of $4.5 million under our credit line with Greyrock Capital.

     Cash provided by financing activities for the fiscal year ended January 31, 2001 was approximately $42.6 million, which consisted primarily of net proceeds from the sale of common stock in the initial public offering of approximately $45.1 million and proceeds from the sale of common stock to Spherion of $2.0 million partially offset by the payment of $4.5 million on the line of credit with Greyrock Capital. This was an increase from $13.4 million in fiscal 2000, which consisted primarily of proceeds from the issuance of Series B and Series C convertible preferred stock and borrowing under the line of credit with Greyrock Capital.


     Working capital was approximately $14.6 million and $33.3 million as of April 30, 2001 and 2000, respectively. Total assets were approximately $33.3 million and $42.0 million as of April 30,

2001 and 2000, respectively. These decreases were primarily attributable to the use of proceeds from the initial public offering to fund operations to date, which were partially offset by an increase in accounts receivable.



     Working capital (deficit) was approximately $18.1 million and $(6.9) million as of January 31, 2001 and 2000, respectively. Total assets were approximately $38.6 million and $4.8 million as of January 31, 2001 and 2000, respectively. These increases were primarily attributable to the proceeds from the initial public offering and an increase in accounts receivable, offset by the funding of operations.


     As of January 31, 2001, we had net tax operating loss carryforwards of $43.3 million and research and development credit carryforwards of $920,000. The net tax operating loss and credit carryforwards will expire at various dates, through the fiscal year ended January 31, 2020, if not used. Under the provisions of the Internal Revenue Code, substantial changes in ownership may limit the amount of net tax operating loss carryforwards that could be utilized annually in the future to offset taxable income. A full valuation allowance has been established in the financial statements to reflect the uncertainty of the ability to use available tax loss carryforwards and other deferred tax assets.

     We expect to continue to experience significant growth in capital expenditures and operating expenses, particularly sales and marketing and product development expenses, for the foreseeable future in order to execute our business plan. To the extent that our execution of the business plan results in increased sales, we expect to experience corresponding increases in deferred revenue, prepaid expenses and accounts receivable. We believe that existing cash balances, together with the proceeds of this offering, will be sufficient to finance our operations for at least the next 18 months. However, we may be required to raise additional funds thereafter, and may have to raise funds sooner than that if our operating results fall below our expectations or due to unanticipated developments, such as a significant damage award or settlement payment in connection with our litigation with NETg. If we seek to raise additional funds, we may not be able to obtain funds when needed or on terms which are favorable or acceptable. If we raise additional funds through the issuance of equity securities, the percentage ownership of existing stockholders would be reduced.

                                    BUSINESS

COMPANY OVERVIEW

     We are a global provider of comprehensive e-Learning solutions to large businesses and governmental organizations. We focus on a variety of professional effectiveness and business topics (commonly called "soft skills") that we believe represent the most critical skills required of employees in increasingly dynamic and complex work environments. Our solutions are designed to address training issues that support our customers' business objectives and to provide a system of continuous support to working employees. Our solutions are based on open standards Web technologies and flexible, low bandwidth architecture, enabling users to access the material they need, with the specificity or breadth that they require, anytime or anywhere that they may need it.

     We provide our customers with a comprehensive offering of Web-based training courses and integrated performance support tools (or e-Learning solutions). Our library encompasses a wide array of professional effectiveness skills, such as management, leadership, communication, project management and customer service, as well as business topics such as finance, marketing, sales and strategic planning. All of our content is developed within our object-oriented architecture and organized into flexible learning objects that can be immediately drawn upon collectively or individually. Our total library consists of over 790 courses (including SkillSimulations and translated and localized versions), representing over 2,000 hours of content and over 6,000 learning objects. We develop most of our courses in cooperation with outside organizations that assemble our courses using our proprietary Web-based tool set, often using their own subject matter experts.

MARKET OPPORTUNITY

     The corporate training market is large and growing. We believe that a significant portion of the corporate training market is comprised of soft skills training. We believe that the growth in corporate training in general and soft skills training in particular is being driven by:

     - the evolution of our economy to a service-based and knowledge-based economy, in which the skills of the workforce often represent the most important corporate assets;

     - the increasing recognition by businesses that it is imperative to continually improve the skills of their employees in order to remain competitive;

     - the rapidly evolving business environment, which necessitates continual training and education of the employee base; and

     - the increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and retain employees.

     Although corporate training has historically been dominated by traditional classroom instruction, e-Learning solutions are rapidly changing the manner in which corporations improve the skills of their workforce. By providing real-time accessibility and user-focused specificity, we believe that e-Learning is changing the training and education process from a distinct event -- often off-site and limited in scope -- to a process of continuous learning for employees. Given the rising needs for training in increasingly complex working environments, we believe that properly designed and deployed e-Learning solutions can effectively address the needs of companies seeking to provide comprehensive, enterprise-wide training.

     We believe that e-Learning solutions present a significant opportunity for corporations to effectively train and support their workforce. Like traditional technology-based training solutions, such as CD-ROMs and client/server applications, e-Learning solutions alleviate the inefficiencies associated with classroom training, including travel costs, scheduling difficulties and the opportunity costs of employees' time. In addition, however, e-Learning provides benefits beyond other technology-based training methods that make it more flexible, effective and cost-efficient. For example, e-Learning solutions provide more timely and simplified deployment, the flexibility of self-directed and personalized learning, improved ease of use, and enhanced product/user support and administrative functionality. Furthermore, through the use of object-oriented database technologies, e-Learning solutions provide access to content anytime, anywhere and in the exact amount required.

     We believe, based on available market data, that the worldwide e-Learning market will increase from an estimated $3.4 billion in 2000 to $23.1 billion in 2004, representing a 61% compound annual growth rate. We estimate, based on available market data, that the non-information technology content component of this market will grow more rapidly, increasing as a percent of the total market from an estimated 28.3% in 2000 to 54.1% in 2004 (representing a 90% compound annual growth rate through 2004).

THE SKILLSOFT SOLUTION

     We address the enterprise-wide training needs of business organizations by providing e-Learning resources that cover a variety of professional effectiveness and business topics. We believe our courses and support tools offer the following advantages:

  Comprehensive Offering of High-Quality Products

     We believe that a key advantage we offer our customers is the comprehensive range of our soft skills training solutions. Our content covers a wide range of professional effectiveness and business expertise subjects, and we believe that our library of over 790 courses (including SkillSimulations and translated and localized versions) and over 6,000 learning objects, represents the largest library of e-Learning resources in the soft skills training industry. We believe that soft skills content appeals to a broader range of employees within an organization than information technology and other specialized topics. In addition, our content is designed to be utilized without customization across a wide range of industries, including technology, financial services, telecommunications and manufacturing.

  Web-Based Performance Support

     Our Web-based architecture and deployment strategy enables us to provide a number of features designed to continuously support users in their working environment, providing immediate, focused training solutions to improve employee effectiveness. Our Web-based performance support tools provide anywhere, anytime accessibility to the thousands of learning objects available in our course library, as well as task-related refreshers and online feedback from experts -- all at the level of detail specified by the user. Our Search-and-Learn technology permits users to perform keyword-based, intelligent searches for topics across their company's entire library of our licensed courses, Online Job Aids and SkillBriefs in the same manner as one would use an internet search engine, so that users can quickly locate and use instructional software that helps them with a specific job-related task. We also offer features such as SkillPort, Online Job Aids, SkillSimulations, Online Mentoring, SkillBriefs and a Course Customizing Toolkit. See "-- Products -- Web-Based Performance Support" for a description of these features.

  State-of-the-Art Web-Based Deployment Strategy

     All of our courses are developed and deployed through an object-oriented architecture based on open standards Web technologies. Our e-Learning solutions are specifically designed to provide convenient, low bandwidth access and to easily scale to support large numbers of users. We believe that this e-Learning architecture offers a number of advantages over conventional instructor-led training as well as other technology-based training media, including:

     - More effective deployment -- Users of our courses can access our solutions at work, at home or while travelling, whenever they desire. Our courses can be accessed online through intranets or remotely through the internet, and may be downloaded - in whole or in part -- for localized playing on laptops or other independent computers. The Web-based nature of our solutions also makes it possible to rapidly scale our products to address the enterprise-wide needs of large organizations, and to deploy our solutions without lengthy implementations.

     - Advanced Web technologies -- Our e-Learning solutions are designed using open standards Web technologies and advanced programming languages, such as Java and XML, enabling our customers to deploy our solutions within disparate operating systems and hardware environments. Our design also employs flexible, low bandwidth architecture and advanced compression technologies for low bandwidth access without proprietary plug-ins. We deliver our solutions through a fully-hosted Application Service Provider, or ASP, model to accelerate deployment and minimize server-related investment and maintenance. We can also deploy our solutions completely within our customers' existing network infrastructure to meet heightened standards of security and control.

     - Easier updating -- Because our solutions are hosted by us or reside on a centralized server accessible by users connected to the network -- rather than distributed on personal computers throughout the organization or on multiple CD-ROMs -- updating or adding courses can be done more quickly and cost-effectively.

  Instructional Design Model

     All SkillSoft courses are developed using our Instructional Design model, which is based on proven concepts for performance-oriented learning. Our Instructional Design model draws heavily from adult learning theory and emphasizes motivation, topic relevance, self-management, problem solving, mastery learning and role-playing. Users work at their own pace, learn by observing and modeling the actions and attitudes of others and take tests to assess their mastery of the selected skills. The learner remains actively engaged through interactive instruction, practice, reinforcement and feedback. We believe that our consistent use of this model in designing our courses not only improves the efficacy of our courses, but also makes the development of additional courses more efficient.

  Customer-Focused Approach

     We strive to maintain a customer-focused approach throughout all aspects of our organization that is aimed at making it easy and productive for our customers to do business with us. Our application engineers work with our customers to help ensure optimal performance of our products on the customer's network. We maintain a Customer Advisory Forum, which is comprised of managers from 40 to 55 of our customers, which meets with us twice per year to discuss ways to help us prioritize our product, services and marketing plans. A key component of our management philosophy is to enable all of our employees to acquire our common stock. We believe that this helps instill a "co-owner" mindset in our employees and encourages a focus on customer satisfaction, customer responsiveness, high-quality work, innovation, integrity, respect for all our business partners and teamwork.

  Experienced and Proven Management Team

     Our executive management team, led by our President and Chief Executive Officer, Charles E. Moran, has over 75 years of combined experience in the technology and education industries.

Mr. Moran's prior experience includes National Education Training Group (NETg), where Mr. Moran served as President and Chief Executive Officer from 1995 through 1997 following its sale to Harcourt General, and Softdesk, Inc., a software company where Mr. Moran served as Chief Operating Officer and Chief Financial Officer and helped lead its initial public offering in February 1994. Other members of our management team have prior experience at technology-based learning and other technology companies such as SmartForce, Compaq, NETg and Motorola. We believe that our management team and board of directors have proven to be exceptionally skilled at responding quickly and effectively to changing market conditions.

SKILLSOFT GROWTH STRATEGY

     Our objective is to be a leading global provider of complete, integrated e-Learning solutions that enable businesses to achieve competitive advantage through superior enterprise-wide knowledge and skills. To achieve this objective, we are pursuing the following strategies:

  Expand Library of Products

     We plan to expand our library of courses and learning objects to provide an even more comprehensive educational solution for our customers. Our goal is to add approximately 400 new courses per year for the next several years, which will be comprised of both new course titles, SkillSimulations and translated or localized versions of existing courses. We believe that continuing to expand and update our library will both enhance our appeal to a greater number of customers within our target market and generate additional revenue from existing customers through increases in the number of licensed courses and/or licensed users within the organization. In addition to introducing new courses within our current educational topics, we are considering the development of courses specifically targeted at certain industries, such as e-business and financial services. Moreover, we may consider expanding the nature of our product offerings to include products such as assessment tools or information technology courses.

  Enhance Web-Based Technologies

     We believe that developing new technologies and incorporating emerging Web standards will enable us to continue to increase our appeal to a broader base of customers. We are focused on developing and incorporating new technologies that address the needs of our customers and make our products easier to use and more effective, which we believe will generate increased revenue from both existing and new customers. Among the projects we have targeted are:

     - enhancing our Web-based job performance support tools, including increasing the number of our Online Job Aids and enhancing SkillPort;

     - extending the ability of our courses to interact and operate with third-party learning management software;

     - developing interfaces between administrative tools and third-party human resource database software;

     - continuing to improve course start-up times when used over low-speed network connections; and

     - developing new role play simulations and SkillSimulations and other interactive instructional features.

  Increase Domestic and International Sales and Marketing Efforts

     We will continue to expand our direct sales force by hiring experienced professionals in our target market. We had 75 sales professionals as of January 31, 2001. We intend to continue to expand our sales force, with a goal of between 90 and 100 sales professionals by the end of the fiscal year ending January 31, 2002.

     In addition to our domestic sales efforts, we also intend to expand into selected international markets. In the year ended January 31, 2001, 10% of our revenue was generated outside the United States. We have sales offices in the United Kingdom, which serves as the hub of our international operations, and in Sydney, Australia. Although we employ a direct sales force in the United Kingdom and Australia, our strategy is to address other international markets -- such as continental Europe and the Far East -- primarily through resellers, with the goal of penetrating English-speaking markets in those areas. We have developed versions of some of our courses for use in the United Kingdom and other English-speaking markets (such as Australia and South Africa) that are modified based on the style of English spoken and local business customs in those markets.

  Leverage and Expand Client Relationships

     We have secured multiple-year contracts with a number of well-known companies in our target market. Our customers currently include companies such as Avnet, Ernst & Young, Fluor, the Internal Revenue Service, IBM, Motorola, Spherion, Toyota Motor Sales, United Way of America and Verizon. We believe that we have achieved this success both because of the high quality of our product offerings and the relationships we have developed with key decision-makers within these organizations. We believe that those customer relationships provide us with significant credibility in establishing ourselves as a leader in our market, and we intend to use those relationships in marketing our products to other potential customers. In addition, we plan to leverage our initial contacts and success within specific departments of an organization, such as human resources or sales, in order to achieve enterprise-wide deployments while increasing the number of licensed courses.

  Expand Strategic Alliances

     Our strategic partners are critical to our success because they permit us to leverage our internal competencies with their expertise in complementary areas. We partner with leading providers of soft skills content to produce our learning objects and courses according to our instructional design and technology standards using our proprietary toolkit. We have also partnered with leading learner management systems to ensure compatibility with their systems and to have our content offered through these groups as resellers. We partner with Exodus to provide us with ASP hosting services, as well as selected custom development providers.

     We have established strategic relationships with a number of resellers of our products, including IBM and Duke Licensing ApS. We plan to continue to increase our reseller network over the next year.

     In addition, our courses have received approvals from a number of educational institutions and certification organizations for college degree credit, continuing education requirements or professional certification. Many of our courses are approved by the University of Phoenix for college degree credit, and by George Mason University for continuing education credit. We expect that our courses will be approved by additional educational institutions for degree credit and continuing education credit in the future. We intend to continue to develop additional business expertise courses that adhere to the certification standards of other professional certification organizations, such as the Project Management Institute, the Institute of IT Training and the National Association of State Boards of Accountancy. In addition, we have a strategic relationship with The Wharton School of the University of Pennsylvania under which The Wharton School contributed to our development of a series of courses focusing on financial statements and permits us to include materials from The Wharton School in our Web site and in our Web-based performance support tools.

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

PRODUCTS

  e-Learning Courses

     Our comprehensive library of e-Learning courses and learning objects encompasses a wide array of professional effectiveness skills and business topics. As of June 30, 2001, our library included 799 course offerings (consisting of 504 course titles and 295 localized or translated courses) which are divided into two categories: Professional Effectiveness and Business Expertise. Within these categories, we offer courses on the following curricula:

PROFESSIONAL EFFECTIVENESS   BUSINESS EXPERTISE
--------------------------  --------------------
Management                  Finance
Leadership                  Marketing
Team Building               Sales
Communication               Strategic Planning
Personal Development        Human Resources
Customer Service            Knowledge Management
Project Management          Operations
e-Learning                  e-Business
                            Industry Foundations
                            Financial Services
                            Administrative
                            Support
                            Business Law

     Each of these curricula includes several series of courses. For example, within the Project Management curriculum are series entitled "Professional Project Management," "Advanced Risk Assessment for Project Management" and "Project Scope Management." Each series is, in turn, comprised of three to eight individual courses, which are generally two to three hours in length. Courses cover a number of different lessons, and each lesson encompasses a number of different topics. All of our courses are organized in a modular format, allowing users to take the entire course, or only those portions of it that are relevant to them.

     Our courses are currently available in English. Some of our courses have been localized for use in the United Kingdom and other English speaking markets such as Australia and South Africa. In addition, we are currently involved in efforts to provide additional translated and localized course offerings.

  The SkillSoft Instructional Design Model

     All of our courses are developed using our Instructional Design model, which is based on proven concepts for performance-oriented learning. Our Instructional Design model draws heavily from adult learning theory and emphasizes motivation, topic relevance, self-management, problem solving, mastery learning and role-playing. We believe that our consistent use of this model in designing our courses not only improves the efficacy of our courses, but also makes the development of additional courses more efficient.

     The key components of our Instructional Design model are:

     - Consistent, intuitive graphical user interface -- Our courses employ a graphical user interface, consistent across all of our courses, that emphasizes simplicity and clarity to help ensure that employees can take our courses with minimal assistance. Our graphical user interface incorporates features that allow users to interact easily and intuitively with our programs and makes rich use of color, illustrations and photographs.

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

     - Variety of instructional media -- All of our courses include audio instruction, which can increase attention and retention for many users. Audio is especially important for our behavior modeling, RolePlay and SkillSimulations. Our courses also incorporate animations, photographs, charts and other graphics where appropriate to support and clarify the instruction and focus attention on key training points.

     - Practice and interaction -- Our courses engage users by requiring them to perform practice exercises and providing them with feedback on their performance. Our courses also include self-evaluation strategies that engage the learner with the course content on a more individualized level.

     - Integrated assessment strategy -- Our testing strategy includes both pre-assessment and post-assessment components. Pre-assessment features are placed at the beginning of each lesson and are designed to quickly identify the content the learner already knows. Post-assessment, or mastery, occurs at the end of each lesson and evaluates the learner's mastery of the objectives after instruction.

     - Behavior modeling -- We believe that observing and modeling the behaviors, skills and attitudes of others is a key ingredient in learning soft skills such as leadership and customer service. Our courses present examples, or "models," of behaviors and then ask users to rehearse these new behaviors through practice exercises and case studies.

     - RolePlay simulations -- Our innovative RolePlay feature, which we incorporate into some courses where behavioral practice is particularly relevant, presents users with realistic interactive simulations of everyday workplace situations. Each simulation has multiple possible outcomes, depending upon the user's responses.

     - Accelerated Path -- This feature enables users of our courses to create an individualized learning sequence through the course content based on their demonstrated mastery of topic objectives. This helps ensure that users do not spend time on topics for which they do not need training.

     - Performance-oriented instruction -- Our courses focus on achieving defined outcomes that are stated in terms of cognitive and affective objectives. Instructional strategies are chosen to support achievement of those objectives and assessments are used to evaluate learner achievement of those objectives.

  Web-Based Performance Support

     Our Web-based architecture and deployment strategy enables us to provide a number of features to support users in their learning. Examples include:

     - Search-and-Learn technology, which adapts search engine technologies to the object-oriented nature of our content architecture. Using Search-and-Learn technology, users can perform keyword-based, intelligent searches covering their company's entire library of licensed SkillSoft courses. Our software presents them with a list of the specific courses, topics, Online Job Aids and SkillBrief articles that match their identified training needs, enabling them to directly access that information -- when and where they need it. This intelligent search capability is designed to locate the relevant sections of course content rather than every mention of the word in any course.

     - SkillPort, which is a Web-based software application that permits course users to access a wide variety of learning resources over the Web. SkillPort includes personalization tools for assessing a user's learning requirements and creating and managing individualized learning goals and plans. Through SkillPort, course users can find thousands of SkillBrief articles, books and Web links that build upon our existing library of courses. Users can also join an online learning community where they can share questions and ideas in discussion groups, chat sessions and other live e-Learning events. Our advanced modular architecture also helps corporate customers achieve greater learning impact and cost-effectiveness by giving them flexibility in selecting only those SkillPort modules most appropriate to their enterprise learning goals.

     - Online Job Aids, which are primers or sample documents that are accessible online and can be used both to supplement the basic course content or as "refresher" materials. Our customers can easily modify the Online Job Aids to customize them to meet the specific needs of the customer or its employees by using word processors or editors that work with Hyper Text Markup Language (HTML).

     - SkillSimulations, which are simulation products that permit course users to practice new skills taught in a specific course series. Each SkillSimulation presents course users with different scenarios in which they encounter and must solve a variety of business problems. Users have the opportunity to select different courses of action and the scenario "plays out" according to the user's responses. Events such as telephone calls, meetings and interruptions add to the reality of each scenario.

     - Online Mentoring, which enables a user to ask questions relating to either the course materials or the general subject matter of the course and receive e-mail responses (generally within 24 hours) from experts in the field.

     - SkillBriefs, which are one-page summaries of over 1500 topics, offer on-the-job performance support. They can be used while taking a course, as a 5 minute learning event or anytime a student needs a refresher.

     - Course Customizing Toolkit, which offers a simple and comprehensive method of individually customizing our courses by organizing specific content and examples, or combining topics or learning objects from different courses using a user-friendly template.

  Web-Based Deployment

     Our products incorporate the latest Web technologies that we believe substantially improve our product performance. Our courses and support tools are developed using cross-platform technologies such as HTML, XML, ColdFusion, Java and JavaScript. To reduce the risk of technical problems and avoid lengthy implementations, our products do not use "plug-in" software, which is software written for specific computer processors and operating systems and must be installed on the user's computer for use in conjunction with a Web browser. In addition, our products employ advanced compression and database management techniques, which allow our products to deliver high-quality performance within our customers' bandwidth constraints. This enables us to provide our e-Learning solutions to all users, not just those with the most powerful computers, quickest modems and highest resolution monitors.

     We have created a number of different options for customers to make our courses available throughout their organization, regardless of network structure or access limitations on employees. Users of our courses can access them via a Web browser while at work, at home or while traveling, and can access them whenever, and for as long as, they desire. Our deployment technologies make it

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

possible to rapidly and conveniently scale our products to address the enterprise-wide needs of large organizations. Deployment options include:

     - NetPlay, for users with internet or intranet access.

     - NetDownload, which allows users to select either an entire course, or desired portions of it, download it to their personal computer and take the course off-line.

     - NetPlay with Local Player, which permits users to download our course player and access the licensed library from their local computers outside of their corporate network. These users access courses by connecting to their company's Web servers via a dial-in connection or over the internet, or by connecting to servers managed by us through our hosted ASP model. Local Player is designed to optimize delivery for users with slower home internet connections while also enabling those users to take advantage of our Web-based performance support tools.

     - CD-ROMs, for users without access to a network.

     We also offer a fully hosted ASP model for companies who prefer to have users access its courses from SkillSoft-managed servers via the internet rather than host the courses on their own intranet. For many customers, this option can significantly simplify and shorten the implementation process.

  Course Content and Development

     We develop most of our courses in cooperation with outside organizations that provide content and assemble the courses. We generally work with three to six outside developers. These organizations assemble courses using our course development toolkit and following our Instructional Design model. The content for these courses is supplied either by us, by other companies from which we have licensed content, or by the developer, based on an outline jointly defined by us and the developer. The course development process is a collaborative exercise between us and our outside developers, and the development of a series of six courses typically takes 28 to 38 weeks. Our developers develop anywhere from five to 50 courses, at a set price per course.

     We also work with content providers that do not develop courses for us, but simply provide content to be incorporated into courses by us or one of our developers. Under most of our agreements, the content provider assigns all of its right, title and interest in the course and course materials to us. Under one agreement, the content provider licenses the content to us in exchange for royalty payments.

     Our course development software tools are a key element of our business strategy. By requiring that our content providers use our toolkit rather than commercially available authoring and development software, we ensure that all our courses -- even those being developed by different content providers -- incorporate our Instructional Design model, our "look-and-feel" standards and the Web-based deployment features that we require in our courses. This toolkit also enables our content providers to develop courses more quickly, which improves our speed-to-market and lowers our course development costs. Our content partners cannot use our toolkit to design content for any other customers or competitors. Owning our course development toolkit technology also enables us to enhance our toolkit whenever and however we see fit as we respond to large customer opportunities, potential competitive threats and changing market conditions.

  Product Pricing

     The pricing for our courses varies based upon the number of course titles licensed by a customer, the number of users within the customer's organization and the length of the license agreement (generally one, two or three years). Our license agreements permit customers to exchange course titles, generally on the contract anniversary date. Some course features, such as SkillPort, Online Mentoring, the Course Customizing Toolkit and ASP hosting, are separately licensed for an additional fee.

SERVICES AND SUPPORT

     We offer a broad range of support and services to our customers through our professional services organization. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, customer satisfaction and continued revenue growth.

     Installation support. We have application engineers available to assist customers with the installation of our products. These engineers test the software and courses within the customer's network to ensure that they run successfully both on the network and at employees' computers.

     Implementation consulting. We employ implementation consultants to assist customers in planning and implementing their training programs. These individuals offer expertise in establishing training success criteria, planning internal marketing programs and communicating with course users. These implementation consultants work in close coordination with our application engineers and sales representatives and are an important component of our efforts to monitor and ensure customer satisfaction.

     Technical support. We also provide telephone support to our customers through our technical support engineers. They are available to assist customers seven days per week, 24 hours per day.

     Given the nature of our product offerings, these services and support do not require significant resources. As of January 31, 2001, our professional services organization consisted of 30 people.

SALES AND MARKETING

     We use a multi-prong sales strategy, consisting of

     - a direct sales force for larger accounts;

     - a telesales force for lead generation; and

     - resellers for small and mid-sized accounts and some international markets.

     We believe this strategy enables us to focus our resources on the largest sales opportunities, while simultaneously leveraging the contacts and employees of our resellers to address opportunities that may not be cost-effective for us to pursue directly.

     As of January 31, 2001, we employed 121 sales professionals, telesales, and sales management personnel. Each account executive reports to either a regional sales manager or a regional sales vice president who is responsible for revenue growth and expense control for his or her area. We presently employ two regional sales vice presidents in the United States, a Director of Channel Sales and a Vice President/Managing Director of International Sales and Marketing, a Director of Strategic Alliances and a General Manager of Client Services, each of whom reports to our Vice President, Worldwide Sales and Marketing. We also have a sales executive focused exclusively on educational institutions. Our sales professionals have backgrounds at companies such as SmartForce, NETg, Xebec and Ziff-Davis, as well as extensive contacts at the corporate customers that we target. The sales process for an initial sale to a large customer typically ranges from three to 12 months and often involves a coordinated effort among a number of groups within our organization.

     We use sophisticated salesforce automation software to track each prospect and customer through a sales cycle covering the following seven stages: prospect, qualify, discovery, evaluation, proposal, negotiate and close. Each step of the sales cycle has certain exit criteria that must be satisfied before the prospect can progress to the next stage. Our senior sales executives hold review meetings once each quarter with our regional sales vice presidents and their account executives to assess their 90-day forecast, 120-day pipeline development and longer term territory strategy. Our regional sales vice presidents, regional sales managers and their account executives typically confer weekly throughout the quarter to review progress toward quarterly goals and longer term business objectives and for coaching sessions.

     Our products are resold by a number of leading education technology vendors, including IBM and Duke Licensing ApS.

     For the fiscal year ended January 31, 2001, 10% of our revenue was generated outside the United States. We opened an office in the United Kingdom in September, 1999, which serves as the hub of our international operations. We also opened an office in Sydney, Australia in February 2000. We employ a direct sales force in the United Kingdom and Australia but our strategy is to address other international markets -- such as continental Europe and the Far
East -- primarily through resellers, with the goal of penetrating English-speaking markets in those areas.

     Our marketing organization utilizes a variety of programs to support our sales team. As of January 31, 2001, our marketing organization consisted of eight employees. Our marketing programs include:

     - telemarketing;

     - product and strategy updates with industry analysts;

     - articles in the trade press;

     - public relations activities and speaking engagements;

     - printed promotional materials;

     - promotional materials on our Web site;

     - "roadshow" tours, seminars and trade shows; and

     - quarterly online discussions, using "chat room" technology, on subjects such as the successful implementation of Web-based training programs.

CUSTOMERS

     We market our courses primarily to large businesses and governmental organizations. We believe the subject matter of our courses has appeal across a wide range of business sectors, including technology, financial services, telecommunications and manufacturing.

     The following is a list of some of our customers.

Avnet                     Motorola
Ernst & Young             Spherion
Fluor                     Toyota Motor Sales
Internal Revenue Service  United Way of America
IBM                       Verizon

     No customer accounted for more than 10% of our revenue for the fiscal year ended January 31, 2001.

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

PRODUCT DEVELOPMENT

     We devote substantial resources to the development of new and innovative technologies that increase the effectiveness of our courses and that support emerging Web standards. Our future success will depend in part on our ability to anticipate and respond to changes in technologies and customer demands, enhance the technological features of our courses, and develop and introduce new course titles.

     The content for our courses is supplied by outside parties working in cooperation with our product development personnel.

     Our product development efforts are focused primarily on enhancing our Web-based architecture and technologies and our Instructional Design model that underlies the development and structure of all of our courses. Our development personnel also produce our SkillBriefs and SkillSimulations. As of January 31, 2001, we had 39 employees engaged in product development and production activities. We also utilize independent contractors for some product development work. We expect to continue to commit significant resources to research and development in the future. To date, all research and development expenses have been expensed as incurred.

COMPETITION

     The market for soft skills education and training products is fragmented and highly competitive. We expect that competition in this market will increase substantially in the future for the following reasons:

     - The expected growth of this market.

     - The low barriers to entry. In particular, we do not believe that proprietary technology is an important competitive factor in this market.

     - Our course content providers are often not prohibited from developing courses on similar topics for other companies, provided that they do not use our toolkit or templates.

     - The fragmented nature of the competitive landscape, including many small competitors in the technology-based segment of the market.

     One source of competition for our products is the internal educational and technological personnel of our potential customers. If an organization decides to use external providers to supply some or all of its training, our principal sources of competition are:

     - Providers of traditional classroom instruction. Many of the companies in this category are attempting to adapt their courses to e-Learning formats suitable for access via Web browsers.

     - Providers of CD-ROM training courses.

     - Suppliers of online information technology training courses that are attempting to take advantage of their current technology and customer base and expand into the soft skills market. Examples of competitors in this group are Harcourt General (through subsidiaries such as Drake Beam Morin, NETg and Knowledge Communications), SmartForce (through its Knowledge Well and Tarragon businesses) and McGraw Hill (through its Xebec subsidiary).

     We believe that the principal competitive factors in the soft skills training market include:

     - the breadth and depth of the course content;

     - performance support and other features of the training solution;

     - adaptability, flexibility and scalability of the training products offered;

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

     - the deployment options offered to customers, in particular, low bandwidth access;

     - customer service and support;

     - price/value relationship;

     - relationships with the customer; and

     - corporate reputation.

     Although we believe that we currently compete favorably with respect to those factors, we may not be able to maintain or improve our competitive position. Many of our current and potential competitors have longer operating histories, greater name recognition and greater financial, technical, sales, marketing, support and other resources than we do. Increased competition may result in lost sales and may force us to lower prices, which would adversely affect our business and financial performance.

PROPRIETARY RIGHTS

     We do not believe that proprietary technology forms an important or valuable part of our product offerings. We believe that the creative skills of our personnel in developing new products and technologies, our ability to develop and introduce new products rapidly and our responsiveness to customer demands are more important than the availability of legal protections for proprietary rights.

     We attempt to avoid infringing upon intellectual property and proprietary rights of third parties in our product development efforts. However, we do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If our products violate third-party proprietary rights, we could be liable for substantial damages. In addition, we may be required to reengineer our products or seek to obtain licenses to continue offering the products, and those efforts may not be successful.

     We currently license from Lucent Technologies Inc., Allaire Corporation and other third parties some technology -- including data compression technologies and tools for developing Web applications -- and some course content that we incorporate into our products. This technology and content may not continue to be available to us on commercially reasonable terms. The loss of this technology or content could result in delays in development and introduction of new products or product enhancements, which could have a material adverse effect on our business and financial performance. Moreover, we may face claims from others that the third-party technology or content incorporated in our products violates proprietary rights held by those claimants. We may also face claims for indemnification from our customers resulting from infringement claims against them based on the incorporation of third-party technology or content in our products. Although we are generally indemnified against such claims, in some cases the scope of that indemnification is limited. Even if we receive broad indemnification, third party indemnitors are not always well capitalized and may not be able to indemnify us in the event of infringement. In addition, such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could materially adversely affect our business.

     We have trademark and service mark applications pending in the United States for some of our trademarks, including SkillSoft, RolePlay, Search and Learn, SkillPort, Accelerated Path and e-Learning for the Knowledge Economy.

EMPLOYEES

     As of January 31, 2001, we had 234 employees, of whom 129 were engaged in sales and marketing, 30 were engaged in customer service and support, 37 were engaged in product development, two were engaged in product production and 36 were engaged in executive management, finance and administration. None of our employees are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

FACILITIES

     Our headquarters are located in approximately 22,100 square feet of office space in Nashua, New Hampshire under a lease that expires in February 2004. We also lease sales offices in the Dallas area, the United Kingdom and Australia and have a development center in Belfast, Northern Ireland. We believe that our existing facilities are adequate to meet our current needs and that suitable additional or substitute space will be available on commercially reasonable terms when needed.

LEGAL PROCEEDINGS

     We, several of our executive officers and key employees, and our largest investor are named as defendants in a lawsuit pending in the Circuit Court of Cook County, Illinois filed by National Education Training Group, Inc. (NETg), the former employer of several of those individuals.

     NETg's most recent complaint alleges in substance that:

     - Charles E. Moran, as the former President of NETg, breached his fiduciary obligations to NETg by usurping NETg's corporate opportunities, by creating and commencing a rival business while still employed by NETg and by soliciting NETg personnel to join his rival business while still employed by NETg;

     - Jerald A. Nine, as the former Vice President of Sales and Marketing of NETg, breached his fiduciary duty to NETg by assisting Mr. Moran in the creation, commencement and operation of the rival concern prior to Mr. Nine's resignation from NETg, by assisting Mr. Moran in the usurpation of corporate opportunities, by failing to inform his superiors at NETg of Mr. Moran's plans to form a rival business and by otherwise failing to use his best efforts on behalf of NETg while still employed there;

     - We, Mr. Moran, Mr. Nine, Mark A. Townsend, Dennis E. Brown, Lee A. Ritze and Sally Hovis misappropriated trade secrets of NETg, and we and Mr. Moran tortiously interfered with NETg's "prospective economic advantage;"

     - Mr. Moran, Mr. Townsend, Mr. Nine, Mr. Ritze, Mr. Brown and Ms. Hovis breached certain confidentiality and proprietary matters policies of NETg by misappropriating trade secrets and disclosing confidential and proprietary information during and after their employment with NETg;

     - Mr. Moran, Mr. Townsend, Mr. Nine, Mr. Ritze and Mr. Brown breached the conflict of interest policy of NETg's former corporate parent, National Education Corporation, by failing to disclose that Mr. Moran formed and solicited funding for us, that Messrs. Townsend, Nine, Ritze and Brown had employment-related discussions with us and agreed to or committed to work with us, and that Mr. Nine participated in forming and soliciting funding for us, during their employment with NETg;

     - We and Mr. Moran tortiously interfered with NETg's contractual relations with Mr. Townsend, Mr. Nine, Mr. Brown, Mr. Ritze and Ms. Hovis by offering them employment and inducing them to breach their confidentiality and trade secret obligations to NETg;

     - We breached provisions of a license agreement with NETg relating to the use of NETg's software; and

     - Warburg Pincus Ventures, L.P., our largest investor, tortiously interfered with Mr. Moran's and Mr. Nine's fiduciary duty to NETg.

     NETg maintains that the trade secrets allegedly misappropriated by us and the other defendants include, among other things:

     - various aspects of the design and functionality of its education and training software and products;

     - customer lists and information;

     - relationships with service providers; and

     - NETg's soft skills product line business plan.

     The claims seek injunctive relief against us and Messrs. Moran, Nine, Townsend, Brown and Ritze and Ms. Hovis and demand the return, and no future use by us and these defendants, of the alleged trade secrets. The claims also seek compensatory damages of $400 million, exemplary damages in the additional amount of $400 million, additional compensatory, incidental and consequential damages in an unspecified amount and punitive damages totaling $50 million or such other amount as the court deems just or appropriate.

     In addition, on July 26, 2000, NETg filed suit against us in the United States District Court for the Northern District of Illinois alleging that our educational and training software products infringe United States Patent No. 6,039,575 which was issued on March 21, 2000 and is allegedly owned by NETg. The complaint seeks both monetary damages and injunctive relief. We filed our answer and a counterclaim for a declaration of invalidity of the NETg patent on August 17, 2000. NETg filed its reply and affirmative defenses to our counterclaim on February 2, 2001.

     On April 17, 2001, SkillSoft filed a request for reexamination of the patent in suit, with the United States Patent and Trademark Office. On April 18, 2001, SkillSoft filed a motion to stay NETg's patent infringement action currently in the United States District Court for the Northern District of Illinois, pending resolution of SkillSoft's request for reexamination. The court entered an order on May 11, 2001, staying the proceedings in this case, with certain exceptions, pending resolution of our request to the United States Patent and Trademark Office to reexamine the patentability of the claims of the patent on which NETg bases the lawsuit and any resulting reexamination proceedings. On June 6, 2001, the United States Patent and Trademark Office issued an order granting SkillSoft's request for reexamination of the patent.

     We and the other defendants are vigorously defending ourselves against NETg's allegations, and we believe that both we and the other defendants have meritorious defenses to the claims made in the lawsuits. None of the defendants in the first lawsuit were bound by written non-competition or non-solicitation agreements with NETg. The lawsuits are still in discovery, so we are not yet able to assess our potential liability or the potential liability of the other defendants. Nonetheless, our failure to prevail in this litigation could have any or all of the following significant adverse effects on our business and financial performance:

     - injunctive relief against SkillSoft and our officers and employees, which could significantly restrict our ability to conduct our business;

     - an adverse judgment against us for monetary damages;

     - a settlement on unfavorable terms;

     - obligations we have to indemnify our employees for liabilities and expenses they incur in connection with the lawsuits;

     - obligations to customers for breach of our warranty of noninfringement;
       or

     - a requirement to reengineer our products to avoid patent infringement, which would likely result in additional expense and delay.

     In addition, this litigation, regardless of its outcome, will continue to result in significant expenses in defending the lawsuit and may divert the efforts and attention of our management team from normal business operations.

     We are not a party to any other material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   Our directors and executive officers are as follows:

NAME                                        AGE                       POSITION
----                                        ---                       --------
Charles E. Moran..........................  46    Chairman of the Board, President and Chief
                                                  Executive Officer
Thomas J. McDonald........................  51    Chief Financial Officer, Vice President,
                                                  Operations, Treasurer and Secretary
Mark A. Townsend..........................  48    Vice President, Product Development
Jerald A. Nine, Jr. ......................  43    Vice President, Worldwide Sales and Marketing
James Adkisson*...........................  53    Director
C. Samantha Chen**........................  32    Director
William T. Coleman III*...................  53    Director
Stewart K.P. Gross**......................  41    Director
John J. Neuhauser*........................  58    Director
---------------
*  Member of the audit committee.
** Member of the compensation committee.

     Charles E. Moran is a founder of SkillSoft and has served as our Chairman of the Board, President and Chief Executive Officer since January 1998. Before founding SkillSoft, Mr. Moran served as President and Chief Executive Officer of National Education Training Group, Inc. (NETg), a computer-based information technology training company, from May 1995 until November 1997. From July 1994 to May 1995, Mr. Moran was an independent consultant. From October 1993 until July 1994, Mr. Moran served as Chief Financial Officer and Chief Operating Officer of Softdesk, Inc., a developer of computer-assisted design and drafting software.

     Thomas J. McDonald is a founder of SkillSoft and has served as our Chief Financial Officer and Vice President of Operations, Treasurer and Secretary since February 1998. From September 1994 to November 1997, Mr. McDonald served as Chief Financial Officer and Vice President of Operations at NETg. From February 1990 to August 1994, Mr. McDonald served as Chief Financial Officer and Vice President of Bear Automotive. He previously held senior financial and operational positions with SPX Corporation, U.S. Industries and Cenco, Inc.

     Mark A. Townsend is a founder of SkillSoft and has served as our Vice President of Product Development since January 1998. From February 1996 to December 1997, Mr. Townsend served as Vice President of Advanced Technology at NETg. From March 1994 until February 1996, Mr. Townsend served as Vice President of Engineering at Sytron Corporation, a software data storage management company.

     Jerald A. Nine, Jr. is a founder of SkillSoft and has served as our Vice President of Worldwide Sales and Marketing since April 1998. From July 1995 to February 1998, Mr. Nine served as the Vice President of Sales and Marketing at NETg. From September 1992 until July 1995, Mr. Nine served as Vice President of Sales and Marketing at Sytron Corporation.

     James Adkisson has served as director of SkillSoft since January 1998. Since 1992, Mr. Adkisson has been a Partner at Growth Resources International, an investment advisory services company.

     C. Samantha Chen has served as director of SkillSoft since June 1999. Ms. Chen has been a Vice President at Warburg Pincus since January 2000, and was an associate from September 1997 to January 2000. From April 1992 to June 1995, Ms. Chen served as an analyst at Bessemer Venture Partners. From September 1995 to June 1997, Ms. Chen attended the Stanford Graduate School of Business where she obtained her MBA.

     William T. Coleman III has served as director of SkillSoft since August 1999. Since January 1995, Mr. Coleman has served as Chairman of the Board and Chief Executive Officer of BEA Systems Inc., a provider of software solutions for enterprise electronic commerce applications. From December 1985 to January 1995, Mr. Coleman served as Vice President and General Manager and Vice President of Software at Sun Microsystems.

     Stewart K.P. Gross has served as director of SkillSoft since January 1998. Mr. Gross is a Senior Managing Director of Warburg Pincus, where he has been employed since July 1987. Mr. Gross is a director of BEA Systems, Inc. and several privately held companies.

     John J. Neuhauser has served as director of SkillSoft since May 2001. Mr. Neuhauser has been Dean of the Faculty and Academic Vice President of Boston College since 1999. From 1978 to 1999, Mr. Neuhauser was Dean of Boston College's Carroll School of Management. He is presently a director of Saucony, Inc. and all of the mutual funds of the ColonialGroup. In recent years, Mr. Neuhauser has been a director of Logic World, Inc. and of Wakefield Software Systems, Inc., companies engaged in the computer industry. He currently is a Corporator of Emerson Hospital and is a former member of the Executive Committee of the Boston Management Consortium.

     In accordance with the terms of our certificate of incorporation, the terms of office of the members of the board of directors are divided into three classes. Messrs. Moran and Gross serve as Class I Directors (whose term expires in 2003), Ms. Chen and Mr. Coleman serve as Class II Directors (whose term expires in 2004) and Messrs. Adkisson and Neuhauser serve as a Class III Directors (whose term expires in 2002). At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of the board of directors may have the effect of delaying or preventing changes in control or management of SkillSoft.

     Each officer is appointed by, and serves at the discretion of, the board of directors. There are no family relationships among any of our directors, officers or key employees.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our compensation committee consists of Ms. Chen and Mr. Gross. It reviews and evaluates the salaries and incentive compensation of our management and key employees and makes recommendations concerning these matters to the board of directors. Our compensation committee also administers our stock option plans.

     Our audit committee consists of Messrs. Adkisson, Coleman and Neuhauser. It reviews the results and scope of audits and other services provided by our independent public accountants and reviews our system of internal accounting and financial controls. Our audit committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of April 30, 2001 with respect to the beneficial ownership of shares of common stock by:

     - each person or entity known to us to own beneficially more than 5% of the outstanding shares of our common stock;

     - each of our directors;

     - each of our executive officers; and

     - our directors and executive officers as a group.

     Warburg, Pincus Ventures, L.P. ("Warburg"), a selling stockholder, was a beneficial owner of approximately 46% of the outstanding shares of our common stock as of April 30, 2001. Mr. Gross and Ms. Chen, directors of SkillSoft, are Senior Managing Director and Vice President, respectively, of Warburg Pincus LLC, the manager of Warburg. For so long as Warburg owns at least 5% of our outstanding common stock, we are obligated to take all actions within our control to cause two persons designated by Warburg to be elected to our board of directors. Warburg is also party to a registration rights agreement with us under which it has the right to require us to register its shares of common stock under the Securities Act, as well as the right to participate in future registrations of securities by us. Prior to our initial public offering on February 1, 2001, Warburg owned a majority of the outstanding shares of our convertible preferred stock. Please see note 6 to the consolidated financial statements appearing elsewhere in this Prospectus for a description of the rights of this convertible preferred stock. Warburg was a party to a number of agreements with us providing it with contractual rights in connection with its preferred stock purchases, including the right to approve certain operating decisions by us, and the right to purchase its pro rata share of certain new issuances of securities. The shares of convertible preferred stock held by Warburg converted into common stock upon the closing of our initial public offering and the other contractual investor rights of Warburg -- other than the right to designate directors and the registration rights -- terminated effective upon the closing of that offering.

     Mr. Moran is a director and an executive officer of SkillSoft. Each of Messrs. Nine, Townsend and McDonald are executive officers of SkillSoft.

     The number of shares beneficially owned by each 5% stockholder, director or executive officer is determined under the rules of the Securities and Exchange Commission. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also includes any shares which the individual or entity had the right to acquire on or before June 29, 2001 through the exercise of stock options, and any reference in the footnotes to this table to shares subject to stock options refers only to stock options that are so exercisable. For purposes of computing the percentage of outstanding shares of common stock held by each person or entity, any shares which that person or entity had the right to acquire on or before June 29, 2001 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has, to our knowledge, sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion in the table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Percentage ownership is based on 13,397,497 shares of common stock outstanding on April 30, 2001 and the additional 2,000,000 shares of common stock to be outstanding upon completion of this offering.

                                       SHARES OF COMMON STOCK     NUMBER OF SHARES       SHARES OF COMMON
                                         BENEFICIALLY OWNED       OF COMMON STOCK    STOCK TO BE BENEFICIALLY
                                          PRIOR TO OFFERING        BEING OFFERED       OWNED AFTER OFFERING
                                      -------------------------   ----------------   ------------------------
NAME OF BENEFICIAL OWNER               NUMBER      PERCENTAGE                          NUMBER     PERCENTAGE
------------------------              ---------   -------------                      ----------   -----------
Warburg, Pincus Ventures, L.P.(1)...  6,209,524       46.3%           600,000        5,609,524       36.4%
Stewart K.P. Gross(2)...............  6,209,524       46.3                 --        5,609,524       36.4
Charles E. Moran(3).................  1,188,365        8.9             60,000        1,128,365        7.3
Jerald A. Nine......................    400,000        3.0             50,000          350,000        2.3
Mark A. Townsend(4).................    408,333        3.0             40,000          368,333        2.4
Thomas J. McDonald..................    216,666        1.6             50,000          166,666        1.1
James Adkisson......................    147,830        1.1                 --          147,830          *
William T. Coleman III(5)...........     61,164          *                 --           61,164          *
C. Samantha Chen(6).................         --         --                 --               --          *
John J. Neuhauser...................         --         --                 --               --          *
All directors and executive officers
  as a group (9 persons)(7).........  8,631,882       64.4                 --        7,831,882       50.9

-------------------------
 *  Less than 1%

(1) The address for Warburg, Pincus Ventures, L.P. is 466 Lexington Avenue, 10th Floor, New York, New York 10017-3147.

(2) Consists of shares beneficially owned by Warburg, Pincus Ventures, L.P. Warburg, Pincus & Co. is the sole general partner of Warburg, Pincus Ventures, L.P. Warburg, Pincus Ventures, L.P. is managed by Warburg Pincus LLC. Lionel I. Pincus is the managing partner of Warburg Pincus & Co. and the managing member of Warburg Pincus LLC, and may be deemed to control both entities. Mr. Gross, a director of the Company, is a Senior Managing Director and member of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. Mr. Gross disclaims beneficial ownership of these shares. Mr. Gross' address is c/o Warburg, Pincus Ventures L.P., 466 Lexington Avenue, 10th Floor, New York, New York 10017-3147.

(3) Consists of 620,533 shares beneficially owned by Mr. Moran and a total of 567,832 shares of common stock beneficially owned by Mr. Moran's wife, as trustee of four trusts for the benefit of Mr. Moran's children: the Kristin
    M. Moran Trust, the Katie M. Moran Trust, the Michael M. Moran Trust and the Kelly R. Moran Trust. Mr. Moran disclaims beneficial ownership of the shares held in trust. Excluding these shares, Mr. Moran beneficially owns a total of 620,533 shares of common stock, or 4.6% of the outstanding common stock. Mr. Moran's address is c/o SkillSoft Corporation, 20 Industrial Park Drive, Nashua, New Hampshire 03062. If the underwriters exercise their over-allotment option in full, Mr. Moran has agreed to sell an additional 15,000 shares of common stock and each of the children's trusts has agreed to sell 10,000 shares of common stock.

(4) Includes 25,000 shares beneficially owned by Mr. Townsend's wife as trustee of The MCM Trust. Mr. Townsend disclaims beneficial ownership of the shares held in The MCM Trust. Excluding these shares, Mr. Townsend owns a total of 383,333 shares of common stock, or 2.9% of the outstanding common stock.

(5) Consists of shares beneficially owned by the Coleman Family Trust, of which Mr. Coleman is trustee.

(6) Excludes shares beneficially owned by Warburg, Pincus Ventures, L.P. Ms. Chen is a Vice President of Warburg Pincus LLC, the manager of Warburg, Pincus Ventures, L.P.

(7) See Notes 2 - 6.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2001, there were outstanding 13,469,601 shares of common stock and options to purchase an aggregate of 1,668,446 shares of common stock.

     The following summary of certain provisions of our securities and various provisions of our certificate of incorporation and bylaws is not intended to be complete and reference is made to our certificate of incorporation and bylaws incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of SkillSoft, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. A holder of common stock has the right to require us to register their shares of common stock under the Securities Act of 1933 in certain circumstances.

PREFERRED STOCK

     Under the terms of our certificate of incorporation, the board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

     The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the board of directors and/or stockholders of SkillSoft in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Our certification of incorporation and bylaws provide for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitation on filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire control of us.

     Our bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The bylaws further provide that special meetings of the stockholders may only be called by the Chairman of the Board, the President or the board of directors. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide certain information to SkillSoft. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for the common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting and not by written consent.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Mellon Investor Services LLC (formerly, ChaseMellon Shareholder Services L.L.C.).

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated July   , 2001, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Thomas Weisel Partners LLC and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Thomas Weisel Partners LLC..................................
Banc of America Securities LLC..............................

                                                              ---------
          Total.............................................  2,800,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We and certain selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 365,000 additional shares from us and 55,000 additional outstanding shares from certain selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay.

                                           PER SHARE                             TOTAL
                                --------------------------------    --------------------------------
                                   WITHOUT             WITH            WITHOUT             WITH
                                OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us......       $                 $              $                 $
Expenses payable by us........       $                 $              $                 $

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors, or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our stock option plans.

     Our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making activities in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market marking, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect, Inc., an online broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities law to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus has been passed upon for SkillSoft by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Katten Muchin Zavis, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of SkillSoft Corporation as of January 31, 2000 and 2001 and for each of the three years ended January 31, 2001, included in this prospectus and elsewhere in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.


     (1) Our Annual Report on Form 10-K, as amended, for the fiscal year ended January 31, 2001;



     (2) Our Quarterly Report on Form 10-Q, as amended, for the quarter ended April 30, 2001;


     (3) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

     (4) The description of our common stock contained in our Registration Statement on Form 8-A dated January 10, 2000.

     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

     SkillSoft Corporation
     20 Industrial Park Drive
     Nashua, New Hampshire 03062
     Attention: Chief Financial Officer
     Telephone: (603) 324-3000

                             SKILLSOFT CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of January 31, 2000 and 2001
  and April 30, 2001 (Unaudited)............................  F-3
Consolidated Statements of Operations for the Years Ended
  January 31, 1999, 2000 and 2001 and for the Three Months
  Ended April 30, 2000 and 2001 (Unaudited).................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  and Comprehensive Loss for the Years Ended January 31,
  1999, 2000 and 2001 and for the Three Months Ended April
  30, 2001 (Unaudited)......................................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  January 31, 1999, 2000 and 2001 and for the Three Months
  Ended April 30, 2000 and 2001 (Unaudited).................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SkillSoft Corporation:

     We have audited the accompanying consolidated balance sheets of SkillSoft Corporation (a Delaware corporation) as of January 31, 2000 and 2001 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkillSoft Corporation as of January 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                            /s/ Arthur Andersen LLP

Boston, Massachusetts
February 21, 2001

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                      JANUARY 31,
                                                              ---------------------------     APRIL 30,
                                                                 2000            2001            2001
                                                              -----------    ------------    ------------
                                                                                             (UNAUDITED)
                                                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   734,595    $ 12,546,854    $ 13,221,114
  Short-term investments....................................           --      11,360,285       7,943,605
  Accounts receivable, less reserves of approximately
    $25,000, $45,500 and $45,500 as of January 31, 2000 and
    2001 and April 30, 2001, respectively...................    2,111,318      11,859,469       7,548,448
  Prepaid expenses and other current assets.................    1,397,028       1,320,206       2,677,893
                                                              -----------    ------------    ------------
         Total current assets...............................    4,242,941      37,086,814      31,391,060
PROPERTY AND EQUIPMENT, AT COST:
  Computer equipment........................................      535,909       1,687,992       2,137,180
  Furniture and fixtures....................................      276,727         440,337         440,337
  Leasehold improvements....................................       58,063         157,857         229,392
                                                              -----------    ------------    ------------
                                                                  870,699       2,286,186       2,806,909
  Less -- accumulated depreciation and amortization.........      312,647         776,566         957,882
                                                              -----------    ------------    ------------
                                                                  558,052       1,509,620       1,849,027
                                                              -----------    ------------    ------------
  Other assets..............................................           --          28,028          28,078
                                                              -----------    ------------    ------------
                                                              $ 4,800,993    $ 38,624,462    $ 33,268,165
                                                              ===========    ============    ============
                             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Line of credit............................................  $ 4,513,209    $         --    $         --
  Accounts payable..........................................      702,557       1,357,444       1,741,654
  Accrued expenses..........................................    2,834,030       3,769,374       2,530,737
  Deferred revenue..........................................    3,108,595      13,829,788      12,524,641
                                                              -----------    ------------    ------------
         Total current liabilities..........................   11,158,391      18,956,606      16,797,032
COMMITMENTS AND CONTINGENCIES (Note 5)
STOCKHOLDERS' EQUITY (DEFICIT):
  Convertible preferred stock (Note 6)......................   20,710,256              --              --
  Class A common stock, $.001 par value --
    authorized -- 26,000,000 shares at January 31, 2000 and
      none at January 31, 2001 and April 30, 2001
    issued and outstanding -- 2,848,072 shares at January
      31, 2000 and none at January 31, 2001 and April 30,
      2001..................................................        2,848              --              --
  Preferred stock, $.001 par value --
    authorized -- none at January 31, 2000 and 5,000,000
      shares at January 31, 2001 and April 30, 2001.........           --              --              --
    issued and outstanding -- none at January 31, 2000, 2001
      and April 30, 2001....................................           --              --              --
  Common stock, $.001 par value --
    authorized -- none at January 31, 2000 and 50,000,000
      shares at January 31, 2001 and April 30, 2001
    issued and outstanding -- none at January 31, 2000,
      13,294,381 shares at January 31, 2001 and 13,397,497
      shares at April 30, 2001..............................           --          13,294          13,397
  Additional paid-in capital................................    7,460,320      75,224,579      75,773,261
  Warrants outstanding......................................      319,228         319,228              --
  Accumulated deficit.......................................  (32,045,346)    (54,004,923)    (57,612,960)
  Deferred compensation.....................................   (2,479,910)     (1,603,867)     (1,420,093)
  Notes receivable from stockholders........................     (339,063)       (339,063)       (339,063)
  Cumulative translation adjustment.........................       14,269          58,608          56,591
                                                              -----------    ------------    ------------
         Total stockholders' equity (deficit)...............   (6,357,398)     19,667,856      16,471,133
                                                              -----------    ------------    ------------
                                                              $ 4,800,993    $ 38,624,462    $ 33,268,165
                                                              ===========    ============    ============


  The accompanying notes are an integral part of these consolidated financial statements.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    THREE MONTHS ENDED
                                              YEARS ENDED JANUARY 31,                    APRIL 30,
                                     -----------------------------------------   -------------------------
                                        1999           2000           2001          2000          2001
                                     -----------   ------------   ------------   -----------   -----------
                                                                                        (UNAUDITED)
REVENUE............................  $        --   $  4,190,547   $ 19,297,459   $ 2,114,357   $ 8,510,338
COST OF REVENUE(1).................           --        757,849      1,506,193       224,720       529,323
                                     -----------   ------------   ------------   -----------   -----------
         Gross profit..............           --      3,432,698     17,791,266     1,889,637     7,981,015
OPERATING EXPENSES:
  Research and development(1)......    4,117,187      8,647,053     14,046,765     3,326,326     3,640,105
  Selling and marketing(1).........    1,671,225      8,960,651     20,946,289     4,317,652     6,521,697
  General and administrative(1)....    2,820,646      4,371,463      5,776,415     1,319,232     1,612,716
  Stock-based compensation.........           --        371,641        813,965       195,000       183,774
                                     -----------   ------------   ------------   -----------   -----------
         Total operating
           expenses................    8,609,058     22,350,808     41,583,434     9,158,210    11,958,292
                                     -----------   ------------   ------------   -----------   -----------
  Operating loss...................   (8,609,058)   (18,918,110)   (23,792,168)   (7,268,573)   (3,977,277)
INTEREST INCOME....................      336,517        156,356      1,832,591       333,307       369,240
INTEREST EXPENSE...................           --       (421,618)            --            --            --
                                     -----------   ------------   ------------   -----------   -----------
         Net loss..................   (8,272,541)   (19,183,372)   (21,959,577)   (6,935,266)   (3,608,037)
Preferred Stock dividend...........           --      3,765,000             --            --            --
                                     -----------   ------------   ------------   -----------   -----------
         Net loss attributable to
           Common Shareholders.....  $(8,272,541)  $(22,948,372)  $(21,959,577)  $(6,935,266)  $(3,608,037)
                                     ===========   ============   ============   ===========   ===========
NET LOSS PER SHARE (Note 2(e)):
  Basic and diluted................  $     (5.64)  $     (11.98)  $      (1.73)  $     (0.57)  $     (0.27)
                                     ===========   ============   ============   ===========   ===========
  Basic and diluted weighted
    average common shares
    outstanding....................    1,466,085      1,915,051     12,667,790    12,259,605    13,203,208
                                     ===========   ============   ============   ===========   ===========

-------------------------
(1) The following summarizes the departmental allocation of the stock-based compensation

                                      JANUARY 31,              APRIL 30,
                                  --------------------    --------------------
                                    2000        2001        2000        2001
                                  --------    --------    --------    --------
                                                              (UNAUDITED)
Cost of revenue.................  $  2,422    $  4,125    $  1,031    $  1,031
Research and development........    61,011     105,848      26,772      26,224
Selling and marketing...........   167,237     405,744      92,635      81,957
General and administrative......   140,971     298,248      74,562      74,562
                                  --------    --------    --------    --------
                                  $371,641    $813,965    $195,000    $183,774
                                  ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

                                                       CONVERTIBLE PREFERRED         CLASS A COMMON
                                                               STOCK                     STOCK                 COMMON STOCK
                                                     -------------------------   ----------------------   ----------------------
                                                       NUMBER       CARRYING       NUMBER     $.001 PAR   NUMBER OF    $.001 PAR
                                                     OF SHARES       VALUE       OF SHARES      VALUE       SHARES       VALUE
                                                     ---------      --------     ---------    ---------   ---------    ---------
BALANCE, JANUARY 31, 1998..........................  4,000,000    $  6,957,774   1,340,000     $1,340            --     $    --
 Issuance of Class A restricted common stock.......         --              --   1,124,000      1,124            --          --
 Issuance of Series B convertible preferred stock,
   net of issuance costs of $6,234.................  2,380,953       4,993,767          --         --            --          --
 Net loss..........................................         --              --          --         --            --          --
                                                     ----------   ------------   ----------    ------     ----------    -------
 Comprehensive net loss for the year ended January
   31, 1999........................................
BALANCE, JANUARY 31, 1999..........................  6,380,953      11,951,541   2,464,000      2,464            --          --
 Issuance of Class A restricted common stock.......         --              --     340,000        340            --          --
 Issuance of Series B convertible preferred stock,
   net of issuance costs of $106...................  2,380,952       4,999,894          --         --            --          --
 Issuance of Series C convertible preferred stock,
   net of issuance costs of $6,179.................  1,195,238       3,758,821          --         --            --          --
 Deferred compensation related to grants of stock
   options and issuance of Class A restricted
   common stock....................................         --              --          --         --            --          --
 Amortization of deferred compensation.............         --              --          --         --            --          --
 Exercise of stock options.........................         --              --      44,072         44            --          --
 Warrants granted in connection with line of
   credit..........................................         --              --          --         --            --          --
 Translation adjustment............................         --              --          --         --            --          --
 Net loss..........................................         --              --          --         --            --          --
                                                     ----------   ------------   ----------    ------     ----------    -------
 Comprehensive net loss for the year ended January
   31, 2000........................................
BALANCE, JANUARY 31, 2000..........................  9,957,143      20,710,256   2,848,072      2,848            --          --
 Issuance of common stock, net of issuance costs of
   $4,851,700......................................         --              --          --         --     3,707,857       3,708
 Conversion of Class A common stock into common
   stock...........................................         --              --   (2,848,072)   (2,848)    2,848,072       2,848
 Conversion of convertible preferred stock into
   common stock....................................  (9,957,143)   (20,710,256)         --         --     6,638,095       6,638
 Exercise of stock options.........................         --              --          --         --       100,357         100
 Amortization of deferred compensation.............         --              --          --         --            --          --
 Issuance of stock options to a non-employee.......         --              --          --         --            --          --
 Deferred compensation reversal due to termination
   of employees....................................         --              --          --         --            --          --
 Translation adjustment............................         --              --          --         --            --          --
 Net loss..........................................         --              --          --         --            --          --
                                                     ----------   ------------   ----------    ------     ----------    -------
 Comprehensive net loss for the year ended January
   31, 2001........................................
BALANCE, JANUARY 31, 2001..........................         --              --          --         --     13,294,381     13,294
 Exercise of stock options (Unaudited).............         --              --          --         --        65,766          66
 Issuance of common stock in settlement of common
   stock warrants (Unaudited)......................         --              --          --         --        37,350          37
 Amortization of deferred compensation
   (Unaudited).....................................         --              --          --         --            --          --
 Translation adjustment (Unaudited)................         --              --          --         --            --          --
 Net Loss (Unaudited)..............................         --              --          --         --            --          --
                                                     ----------   ------------   ----------    ------     ----------    -------
 Comprehensive net loss for the three months ended
   April 30, 2001 (Unaudited)......................
BALANCE, APRIL 30, 2001 (Unaudited)................         --    $         --          --     $   --     13,397,497    $13,397
                                                     ==========   ============   ==========    ======     ==========    =======


                                                                                                                  NOTES
                                                     ADDITIONAL                                                 RECEIVABLE
                                                       PAID-IN      WARRANTS     ACCUMULATED      DEFERRED         FROM
                                                       CAPITAL     OUTSTANDING     DEFICIT      COMPENSATION   STOCKHOLDERS
                                                     ----------    -----------   -----------    ------------   ------------
BALANCE, JANUARY 31, 1998..........................  $   350,410    $      --    $   (824,433)  $        --     $(166,250)
 Issuance of Class A restricted common stock.......      293,926           --              --            --      (140,000)
 Issuance of Series B convertible preferred stock,
   net of issuance costs of $6,234.................           --           --              --            --            --
 Net loss..........................................           --           --      (8,272,541)           --            --
                                                     -----------    ---------    ------------   -----------     ---------
 Comprehensive net loss for the year ended January
   31, 1999........................................
BALANCE, JANUARY 31, 1999..........................      644,336           --      (9,096,974)           --      (306,250)
 Issuance of Class A restricted common stock.......      187,910           --              --            --       (32,813)
 Issuance of Series B convertible preferred stock,
   net of issuance costs of $106...................           --           --              --            --            --
 Issuance of Series C convertible preferred stock,
   net of issuance costs of $6,179.................    3,765,000           --      (3,765,000)           --            --
 Deferred compensation related to grants of stock
   options and issuance of Class A restricted
   common stock....................................    2,851,551           --              --    (2,851,551)           --
 Amortization of deferred compensation.............           --           --              --       371,641            --
 Exercise of stock options.........................       11,523           --              --            --            --
 Warrants granted in connection with line of
   credit..........................................           --      319,228              --            --            --
 Translation adjustment............................           --           --              --            --            --
 Net loss..........................................           --           --     (19,183,372)           --            --
                                                     -----------    ---------    ------------   -----------     ---------
 Comprehensive net loss for the year ended January
   31, 2000........................................
BALANCE, JANUARY 31, 2000..........................    7,460,320      319,228     (32,045,346)   (2,479,910)     (339,063)
 Issuance of common stock, net of issuance costs of
   $4,851,700......................................   47,055,184           --              --            --            --
 Conversion of Class A common stock into common
   stock...........................................           --           --              --            --            --
 Conversion of convertible preferred stock into
   common stock....................................   20,703,618           --              --            --            --
 Exercise of stock options.........................       67,535           --              --            --            --
 Amortization of deferred compensation.............           --           --              --       752,965            --
 Issuance of stock options to a non-employee.......       61,000           --              --            --            --
 Deferred compensation reversal due to termination
   of employees....................................     (123,078)          --              --       123,078            --
 Translation adjustment............................           --           --              --            --            --
 Net loss..........................................           --           --     (21,959,577)           --            --
                                                     -----------    ---------    ------------   -----------     ---------
 Comprehensive net loss for the year ended January
   31, 2001........................................
BALANCE, JANUARY 31, 2001..........................   75,224,579      319,228     (54,004,923)   (1,603,867)     (339,063)
 Exercise of stock options (Unaudited).............      229,491           --              --            --            --
 Issuance of common stock in settlement of common
   stock warrants (Unaudited)......................      319,191     (319,228)             --            --            --
 Amortization of deferred compensation
   (Unaudited).....................................           --           --              --       183,774            --
 Translation adjustment (Unaudited)................           --           --              --            --            --
 Net Loss (Unaudited)..............................           --           --      (3,608,037)           --            --
                                                     -----------    ---------    ------------   -----------     ---------
 Comprehensive net loss for the three months ended
   April 30, 2001 (Unaudited)......................
BALANCE, APRIL 30, 2001 (Unaudited)................  $75,773,261    $      --    $(57,612,960)  $(1,420,093)    $(339,063)
                                                     ===========    =========    ============   ===========     =========


                                                     CUMULATIVE        TOTAL
                                                     TRANSLATION   STOCKHOLDERS'   COMPREHENSIVE
                                                     ADJUSTMENT       EQUITY           LOSS
                                                     -----------   -------------   -------------
BALANCE, JANUARY 31, 1998..........................    $    --     $  6,318,841
 Issuance of Class A restricted common stock.......         --          155,050
 Issuance of Series B convertible preferred stock,
   net of issuance costs of $6,234.................         --        4,993,767
 Net loss..........................................         --       (8,272,541)   $ (8,272,541)
                                                       -------     ------------    ------------
 Comprehensive net loss for the year ended January
   31, 1999........................................                                $ (8,272,541)
                                                                                   ============
BALANCE, JANUARY 31, 1999..........................         --        3,195,117
 Issuance of Class A restricted common stock.......         --          155,437
 Issuance of Series B convertible preferred stock,
   net of issuance costs of $106...................         --        4,999,894
 Issuance of Series C convertible preferred stock,
   net of issuance costs of $6,179.................         --        3,758,821
 Deferred compensation related to grants of stock
   options and issuance of Class A restricted
   common stock....................................         --               --
 Amortization of deferred compensation.............         --          371,641
 Exercise of stock options.........................         --           11,567
 Warrants granted in connection with line of
   credit..........................................         --          319,228
 Translation adjustment............................     14,269           14,269    $     14,269
 Net loss..........................................         --      (19,183,372)    (19,183,372)
                                                       -------     ------------    ------------
 Comprehensive net loss for the year ended January
   31, 2000........................................                                $(19,169,103)
                                                                                   ============
BALANCE, JANUARY 31, 2000..........................     14,269       (6,357,398)
 Issuance of common stock, net of issuance costs of
   $4,851,700......................................         --       47,058,892
 Conversion of Class A common stock into common
   stock...........................................         --               --
 Conversion of convertible preferred stock into
   common stock....................................         --               --
 Exercise of stock options.........................         --           67,635
 Amortization of deferred compensation.............         --          752,965
 Issuance of stock options to a non-employee.......         --           61,000
 Deferred compensation reversal due to termination
   of employees....................................         --               --
 Translation adjustment............................     44,339           44,339    $     44,339
 Net loss..........................................         --      (21,959,577)    (21,959,577)
                                                       -------     ------------    ------------
 Comprehensive net loss for the year ended January
   31, 2001........................................                                $(21,915,238)
                                                                                   ============
BALANCE, JANUARY 31, 2001..........................     58,608       19,667,856
 Exercise of stock options (Unaudited).............         --          229,557
 Issuance of common stock in settlement of common
   stock warrants (Unaudited)......................         --               --
 Amortization of deferred compensation
   (Unaudited).....................................         --          183,774
 Translation adjustment (Unaudited)................     (2,017)          (2,017)   $     (2,017)
 Net Loss (Unaudited)..............................         --       (3,608,037)     (3,608,037)
                                                       -------     ------------    ------------
 Comprehensive net loss for the three months ended
   April 30, 2001 (Unaudited)......................                                $ (3,610,054)
                                                                                   ============
BALANCE, APRIL 30, 2001 (Unaudited)................    $56,591     $ 16,471,133
                                                       =======     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                               THREE MONTHS ENDED
                                                        YEARS ENDED JANUARY 31,                    APRIL 30,
                                               -----------------------------------------   --------------------------
                                                  1999           2000           2001           2000          2001
                                               -----------   ------------   ------------   ------------   -----------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................  $(8,272,541)  $(19,183,372)  $(21,959,577)  $ (6,935,266)  $(3,608,037)
  Adjustments to reconcile net loss to net
    cash used in operating activities-
    Stock-based compensation.................           --        371,641        813,965        195,000       183,774
    Interest expense related to warrants.....           --        319,228             --             --            --
    Accrued interest expense.................           --         13,209             --             --            --
    Depreciation and amortization............       85,726        227,025        465,691         73,065       182,219
    Provision for bad debts..................           --         25,000         20,751             --            --
    Changes in current assets and
      liabilities --
      Accounts receivable....................           --     (2,136,320)    (9,784,157)      (627,990)    4,298,907
      Prepaid expenses and other current
        assets...............................     (116,144)    (1,281,836)        62,027       (434,578)   (1,370,579)
      Accounts payable.......................      132,204        492,500        664,753        122,211       386,221
      Accrued expenses.......................      520,111      1,690,683        948,455        260,448    (1,225,755)
      Deferred revenue.......................           --      3,109,142     10,737,608      1,005,839    (1,293,870)
                                               -----------   ------------   ------------   ------------   -----------
        Net cash used in operating
          activities.........................   (7,650,644)   (16,353,100)   (18,030,484)    (6,341,271)   (2,447,120)
                                               -----------   ------------   ------------   ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment........     (555,119)      (316,204)    (1,422,805)      (166,982)     (523,848)
  Purchases of short-term investments........   (3,341,702)    (9,868,310)   (39,991,494)   (24,691,270)   (4,792,526)
  Maturity of short-term investments.........    4,371,333     13,210,012     28,631,209             --     8,209,206
  Increase in other assets...................           --             --        (28,028)            --           (50)
                                               -----------   ------------   ------------   ------------   -----------
        Net cash provided by (used in)
          investing activities...............      474,512      3,025,498    (12,811,118)   (24,858,252)    2,892,782
                                               -----------   ------------   ------------   ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Series B convertible preferred
    stock, net of issuance costs.............    4,993,767      4,999,894             --             --            --
  Issuance of Series C convertible preferred
    stock, net of issuance costs.............           --      3,758,821             --             --            --
  Issuance of Class A restricted common
    stock....................................      155,050        155,437             --             --            --
  Issuance of common stock, net of issuance
    costs....................................           --             --     47,058,892     47,058,892            --
  Exercise of stock options..................           --         11,567         67,635         12,345       229,557
  Proceeds from line of credit...............           --      4,500,000             --             --            --
  Payments on line of credit.................           --             --     (4,500,000)    (4,500,000)           --
                                               -----------   ------------   ------------   ------------   -----------
        Net cash provided by financing
          activities.........................    5,148,817     13,425,719     42,626,527     42,571,237       229,557
                                               -----------   ------------   ------------   ------------   -----------
Effect of exchange rate changes on cash and
  cash equivalents...........................           --         13,156         27,334        (30,981)         (959)
                                               -----------   ------------   ------------   ------------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS................................   (2,027,315)       111,273     11,812,259     11,340,733       674,260
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD.....................................    2,650,637        623,322        734,595        734,595    12,546,854
                                               -----------   ------------   ------------   ------------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.....  $   623,322   $    734,595   $ 12,546,854   $ 12,075,328   $13,221,114
                                               ===========   ============   ============   ============   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid for interest...................  $        --   $     89,181   $     20,664   $     20,664   $        --
                                               ===========   ============   ============   ============   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
  TRANSACTIONS:
  Issuance of Class A restricted common stock
    for notes receivable from stockholders...  $   140,000   $     32,813   $         --   $         --   $        --
                                               ===========   ============   ============   ============   ===========
  Preferred stock dividend due to beneficial
    conversion feature of Series C
    convertible preferred stock..............  $        --   $  3,765,000   $         --   $         --   $        --
                                               ===========   ============   ============   ============   ===========
  Issuance of common stock in settlement of
    common stock warrants....................  $        --   $         --   $         --   $         --   $   319,228
                                               ===========   ============   ============   ============   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS

     SkillSoft Corporation (the Company) was incorporated in Delaware on October 15, 1997. The Company commenced operations on January 8, 1998 in conjunction with its initial round of financing. The Company is a provider of web-based training resources that cover a variety of professional effectiveness and business topics.

     On February 4, 2000, the Company closed its initial public offering of 3,100,000 shares of common stock at a public offering price of $14 per share. On February 15, 2000, in connection with the exercise of the underwriters' over-allotment option, the Company issued an additional 465,000 shares of common stock at the initial public offering price of $14 per share. Net proceeds to the Company from the initial public offering and the exercise of the over-allotment option were approximately $45,000,000.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

  (b) Management's Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c) Interim Consolidated Financial Statements

     The accompanying consolidated balance sheets as of April 30, 2001, the consolidated statements of operations and cash flows for the three months ended April 30, 2000 and 2001 and the consolidated statement of stockholders' equity and comprehensive loss for the three months ended April 30, 2001 are unaudited, but in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted, although management believes that the disclosures included are adequate to make the information presented not misleading. The results of operations for the three months ended April 30, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year.

  (d) Revenue Recognition

     The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. The Company derives revenue primarily pursuant to license agreements under which customers license usage of delivered products for a period of one, two or three years. On each anniversary date during the term of multi-year license agreements, customers are generally

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

allowed to exchange any or all of the licensed products for an equivalent number of alternative products within the Company's course library.


     The annual license fee for the first year is generally billed in advance. Revenue is recognized either at the time of delivery of products or over the term of the contract, depending on specific contract terms. In the event that the customer initially specified the entire set of licensed courses to be delivered and those courses are available and delivered, the license revenue for the first year of the contract is recognized upon execution of the contract and delivery of the courses. License fees for subsequent years of multiyear license agreements will be generally billed on the anniversary date of the agreement and recognized in the manner described above or, if the customer exchanges courses at the renewal date, upon delivery of the exchanged courses. Revenue is recognized ratably over the license period if the customer has access to the entire library of courses, both existing and to be developed. This occurs when such customer does not initially specify the entire set of licensed courses or is given exchange privileges that are exercisable other than on the contract anniversaries and/or if the customer licenses all courses currently available and to be developed during a particular term. The Company may offer payment terms generally up to six months from the initial shipment date or anniversary date for multi-year agreements to some of its customers. To the extent that a customer is given extended payment terms, revenue is recognized as cash becomes due, assuming all of the other elements of revenue recognition have been satisfied.


     The Company also derives service revenue from training, extranet hosting and online mentoring services, which revenue is recognized as the service is performed. Revenue related to extranet hosting and ASP services is recognized on a straight line basis over the period that the services are provided. For the fiscal years ended January 31, 2000 and 2001 and the three months ended April 30, 2000 and 2001, the Company recognized approximately $115,000, $490,000, $72,000 and $340,000 of service revenue, respectively. For multi-element agreements where the Company provides these services, vendor specific objective evidence exists to allocate the total fee to the elements of the agreement.

     The cost of satisfying any Post Contract Support (PCS), which essentially represents a warranty obligation, is accrued at the time license revenue is recognized, as PCS fees are included in the annual license fee. The accrued PCS costs are included in deferred revenue in the accompanying consolidated balance sheets. The estimated cost of providing PCS during the agreements is insignificant and the Company does not offer it separately.


     Deferred revenue includes the unrecognized portion of revenue associated with license fees for which the Company has received payment. Deferred revenue also includes amounts which have been billed and not collected for which revenue is being recognized ratably over the license period, which totalled $1,688,605, $8,080,168 and $4,202,552 at January 31, 2000 and 2001 and April 30, 2001,
respectively .


  (e) Net Loss Per Share

     Basic and diluted net loss per common share was determined by dividing net loss applicable to common shareholders by the weighted average common shares outstanding during the period. Weighted average shares outstanding excludes unvested shares of restricted common stock of 797,093, 671,870, 175,054, 548,048 and 109,576 as of January 31, 1999, 2000 and 2001 and April 30, 2000 and 2001,
respectively. Basic and diluted net loss per share are the same, as outstanding common stock options and convertible preferred stock are antidilutive as the Company has recorded a net loss for all periods presented. Common stock options of 290,167, 832,875, 1,374,144, 1,046,316 and 1,741,944

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

common shares have been excluded from the computation of diluted weighted average shares outstanding as of January 31, 1999, 2000 and 2001 and April 30, 2000 and 2001, respectively. Warrants to purchase 60,606 shares of common stock outstanding at January 31, 2000 and 2001 and April 30, 2000, have also been excluded from the computation of diluted weighted average shares outstanding for the years then ended. Shares of common stock issuable upon the conversion of outstanding convertible preferred stock have also been excluded for all periods presented. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 98, Earnings Per Share in an Initial Public Offering, there were no issuances of the Company's common stock at nominal consideration prior to the Company's initial public offering in February 2000.

  (f) Foreign Currency Translation

     Assets and liabilities of the foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. In accordance with SFAS No. 52, assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, and income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders' equity (deficit). Gains and losses arising from transactions denominated in foreign currencies were not material for the periods presented.

  (g) Cash, Cash Equivalents and Short-term Investments

     The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. The Company accounts for its investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, which approximates market value, and are classified as held-to-maturity.

     Cash, cash equivalents and short-term investments as of January 31, 2000 and 2001 and April 30, 2001 are as follows:

                                                   JANUARY 31,
                             CONTRACTED      -----------------------     APRIL 30,
DESCRIPTION                   MATURITY         2000         2001           2001
-----------                 -------------    --------    -----------    -----------
                                                                        (UNAUDITED)
Cash and cash equivalents:
  Cash....................            N/A    $ 21,659    $ 1,204,543    $   608,762
  Commercial paper........   0 - 3 months     578,285      1,284,053      1,409,258
  Federal agency notes....   0 - 3 months          --      7,980,160      6,605,582
  Money market funds......   0 - 3 months     134,651      2,078,098      4,597,512
                                             --------    -----------    -----------
     Total cash and
      cash equivalents....                    734,595     12,546,854     13,221,114
Short-term investments:
  Federal agency notes....  4 - 12 months          --     11,360,285      7,943,605
                                             --------    -----------    -----------
     Total short term
      investments.........                   $734,595    $23,907,139    $21,164,719
                                             ========    ===========    ===========

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

  (h) Depreciation and Amortization

     The Company provides for depreciation and amortization by charges to operations in amounts estimated to allocate the cost of property and equipment over their estimated useful lives, on a straight-line basis, as follows:

                                                             ESTIMATED
                                                           USEFUL LIVES
                                                           -------------
Computer equipment.......................................   2 - 3 years
Furniture and fixtures...................................     5 years
Leasehold improvements...................................  Life of lease

  (i) Software Development Costs and Research and Development Expenses

     SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, requires the capitalization of certain computer software development costs incurred after technological feasibility is established. Once technological feasibility of a software product has been established, the additional development costs incurred to bring the product to a commercially acceptable level has not been and is not expected to be significant. The Company did not capitalize software development costs during the fiscal years ended January 31, 1999, 2000 or 2001 or the three months ended April 30, 2000 or 2001.

     The Company charges all research and development expenses, which include course content development fees, to operations as incurred.

  (j) Comprehensive Loss

     SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, other events and circumstances from nonowner sources. The translation adjustment is the only element of comprehensive income (loss) incurred by the Company. Comprehensive income (loss) is disclosed in the accompanying consolidated statements of stockholders' equity (deficit) and comprehensive loss.

  (k) Fair Value of Financial Instruments

     Financial instruments consist mainly of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and line of credit. The carrying amounts of these instruments approximate their fair value, due to the short-term nature of these instruments.

  (l) Concentrations of Credit Risk

     SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet or concentration of credit risks such as foreign exchange contracts, option contracts or other foreign hedging arrangements. For the year ended and as of January 31, 2000, the Company had a customer that individually comprised 22% and 40% of the Company's total revenue and accounts receivable, respectively. For the year ended and as of January 31, 2001, no customers

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

individually comprised greater than 10% of total revenue or accounts receivable. For the three months ended April 30, 2000, the Company had a customer that individually comprised 11% of the Company's total revenue. For the three months ended and as of April 30, 2001, no customers individually comprised greater than 10% of total revenue or accounts receivable.

  (m) Disclosures About Segments of an Enterprise

     The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in the fiscal year ended January 31, 1999. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief operating decision makers, as defined under SFAS No. 131, are the Chief Executive Officer and the Chief Financial Officer. To date, the Company has viewed its operations and manages its business as principally one operating segment. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

  (n) Long-Lived Assets

     The Company follows the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 121 requires that long-lived assets be reviewed for impairment by comparing the future undiscounted cash flows from the assets with the carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. The Company believes that the carrying value of these assets is realizable and to date has not recorded any impairment charges.

  (o) Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS Nos. 137 and 138, are effective for periods beginning after June 15, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative financial instruments and does not currently engage in hedging activities, the adoption of SFAS No. 133 did not have a material impact on the Company's financial condition or results of operations.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition. This bulletin established guidelines for revenue recognition and was effective as of the beginning of fiscal 2000. The Company's adoption of this guidance did not have a material impact on its financial condition or results of operations.

     In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation -- An Interpretation of APB Opinion No. 25. The Interpretation clarifies the application of Opinion 25 in certain situations, as defined. The Interpretation is effective as of July 1, 2000 but covers certain events having occurred after December 15, 1998. The

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

Company's adoption of this Interpretation did not have a material impact on the Company's financial condition or results of operations.


  (p) Reclassifications



     Certain amounts in the Company's consolidated balance sheets have been reclassified to conform to the current presentation.


(3) NOTES RECEIVABLE FROM STOCKHOLDERS

     In December 1997, the Company issued 633,333 shares of Class A common stock to a founder of the Company in exchange for a full recourse note receivable equal to the fair market value of the shares. The note receivable accrues interest at a rate of 6.2% per annum and the principal and all outstanding interest are due upon the maturity of the note in December 2002. The balance on this note receivable is $166,250 at January 31, 2000 and 2001 and April 30, 2001, and is included as a reduction of stockholders' equity in the accompanying consolidated balance sheets and consolidated statements of stockholders' equity (deficit) and comprehensive loss.

     During the fiscal years ended January 31, 1999 and 2000, the Company issued a total of 658,333 shares of Class A restricted common stock to three officers and several key employees of the Company in exchange for full recourse notes receivable equal to the fair market value of the shares. The shares vest ratably on a monthly basis over three years (see Note 7(b)). The notes receivable accrue interest at rates of 4.83% - 5.77% per annum and the principal and all outstanding interest are due upon the maturity of the notes through March 2004. The total balance of these notes receivable is $172,813 at January 31, 2000 and 2001 and April 30, 2001 and is included as a reduction of stockholders' equity in the accompanying consolidated balance sheets and consolidated statements of stockholders' equity (deficit) and comprehensive loss.

     See Note 7(b) for the restrictions on the Class A Restricted Common Stock.

(4) INCOME TAXES

     The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences are expected to reverse. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

     No provision for federal or state income taxes has been recorded, as the Company incurred net operating losses for all periods presented. As of January 31, 2001, the Company had net operating loss carryforwards of approximately $43,309,000 available to reduce future income taxes, if any. The Company also has available federal tax credit carryforwards of approximately $920,000 at January 31, 2001. If not utilized, these carryforwards expire at various dates through the fiscal year ended January 31, 2020. If substantial changes in the Company's ownership should occur, as defined by Section 382 of the Internal Revenue Code (the Code), there could be annual limitations on the amount of carryforwards which can be realized in future periods. The Company has completed several financings since its inception and has incurred ownership changes as defined under the Code. The Company does not believe that these changes in ownership will have a material impact on its ability to use its net operating loss and tax credit carryforwards.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

     Net deferred tax assets consist of the following:

                                                    JANUARY 31,
                                            ----------------------------
                                                2000            2001
                                            ------------    ------------
Net operating loss carryforwards..........  $  9,433,000    $ 17,324,000
Nondeductible expenses and reserves.......     1,447,000       1,457,000
Tax credits...............................       230,000         920,000
                                            ------------    ------------
                                              11,110,000      19,701,000
Less -- Valuation allowance...............   (11,110,000)    (19,701,000)
                                            ------------    ------------
                                            $         --    $         --
                                            ============    ============

     Due to the Company's history of operating losses, there is significant uncertainty surrounding the Company's ability to utilize its net operating loss and tax credit carryforwards. Accordingly, the Company has provided a full valuation allowance against its otherwise recognizable deferred tax assets as of January 31, 2000 and 2001.

     A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                      JANUARY 31,
                                                -----------------------
                                                1999     2000     2001
                                                -----    -----    -----
Income tax provision at federal statutory
  rate........................................  (34.0)%  (34.0)%  (34.0)%
Increase (decrease) in tax resulting from --
  State tax provision, net of federal
  benefit.....................................   (4.6)    (4.6)    (4.6)
  Increase in valuation allowance.............   38.6     38.6     38.6
                                                -----    -----    -----
Effective tax rate............................     --%      --%      --%
                                                =====    =====    =====

(5) COMMITMENTS AND CONTINGENCIES

  (a) Line of Credit with a Financial Institution

     The Company had a working capital credit facility agreement with a financial institution, which was terminated in May 2000. Under the working capital line of credit, the Company could borrow up to the lesser of $12,000,000 or the sum of 80% of eligible accounts receivable, as defined, plus $1,000,000. As of March 1, 2000 the loan balance was paid in full.

     In December 1999, the Company granted warrants to purchase 60,606 shares of Class A common stock at an exercise price of $8.25 per share to the financial institution. The Company valued the warrants at $319,228 using the Black-Scholes option pricing model. This amount was charged to interest expense in the accompanying consolidated statement of operations for the year ended January 31, 2000, the period representing the estimated term of the borrowings. In March 2001, the financial institution received 37,350 shares of common stock in exchange for its common stock warrants.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

  (b) Leases

     The Company leases its facility and certain equipment and furniture under operating lease agreements that expire at various dates through October 2005. Included in the accompanying statements of operations is rent expense for the leased facility and equipment of approximately $55,000, $134,000, $909,000, $170,000 and $226,000 for the fiscal years ended January 31, 1999, 2000 and 2001 and the three months ended April 30, 2000 and 2001, respectively.

     Future minimum lease payments as of January 31, 2001 under the operating lease agreements are approximately as follows:

FISCAL YEAR
-----------
2002....................................  $  843,000
2003....................................     666,000
2004....................................     382,000
2005....................................      43,000
2006....................................      23,000
                                          ----------
                                          $1,957,000
                                          ==========

  (c) Litigation

     In May 1998, the former employer of several of the Company's executive officers and key employees filed a lawsuit against the Company, three executive officers and a key employee. The lawsuit has since been amended to include additional key employees and the Company's largest investor. The former employer claims in substance that the Company's President and Chief Executive Officer breached his fiduciary obligations to his former employer by misappropriating alleged trade secrets, commencing a rival concern and interfering with employment relationships by soliciting other employees to join the Company while employed by their former employer; that the Company's Vice President, Worldwide Sales and Marketing breached his fiduciary obligations to his former employer by assisting the Company's President and Chief Executive Officer in these activities; that the other individuals allegedly misappropriated alleged trade secrets; that the Company misappropriated alleged trade secrets and allegedly interfered with employment relationships; and that the Company's largest investor allegedly interfered with employment relationships. The claims seek injunctive relief and compensatory damages of $400,000,000, exemplary damages in the additional amount of $400,000,000 and punitive damages of $70,000,000.

     In July 2000, the former employer filed another suit against the Company, alleging that the Company's courseware products infringe on patents of the former employer. The claim seeks both injunctive relief and unspecified monetary damages.

     Management denies all allegations and believes that it has meritorious defenses to all claims and intends to vigorously defend its positions. It is not possible to predict the outcome of the litigation. Regardless of the outcome, the litigation will continue to result in significant expenses and may divert the efforts and attention of the Company's management from normal business operations and may have a material adverse impact on the Company's business, financial condition or results of operations.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

     In connection with the defense of the lawsuits, the Company expenses legal costs as incurred and has recorded as expense legal fees of $416,717, $1,919,831, $1,365,590, $362,883 and $448,368 for the fiscal years ended January
31, 1999, 2000 and 2001 and the three months ended April 30, 2000 and 2001, respectively, which is included in general and administrative expenses in the accompanying consolidated statements of operations.

(6) CONVERTIBLE PREFERRED STOCK

     Prior to its initial public offering, the Company authorized the issuance of 13,000,000 shares of convertible preferred stock (the Preferred Stock), $.001 par value, of which 4,000,000, 4,761,905, and 3,174,603 shares were designated as Series A, Series B and Series C Preferred Stock, respectively. At January 31, 2000, 1,063,492 shares of preferred stock were undesignated for a particular series.

     In January 1998, the Company issued 4,000,000 shares of Series A convertible preferred stock for gross proceeds of approximately $7,000,000. In August 1998, the Company issued 2,380,953 shares of Series B convertible preferred stock for gross proceeds of approximately $5,000,000. In February 1999, the Company issued the remaining 2,380,952 shares of Series B convertible preferred stock for gross proceeds of approximately $5,000,000. In August 1999, the Company issued 1,195,238 shares of Series C convertible preferred stock for gross proceeds of approximately $3,765,000, and an amount of $3,765,000 was allocated to the beneficial conversion feature in accordance with Emerging Issues Task Force Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratios" and was fully amortized through accumulated deficit on the date of issuance.

     Convertible preferred stock outstanding, at carrying value, consists of the following:

                                                              JANUARY 31,
                                                                 2000
                                                              -----------
Series A convertible preferred stock, $.001 par
  value -- authorized, issued and outstanding -- 4,000,000
  shares at January 31, 2000 (liquidation preference of
  $8,143,333 at January 31, 2000)...........................  $ 6,957,774
Series B convertible preferred stock, $.001 par
  value -- authorized, issued and outstanding -- 4,761,905
  shares at January 31, 2000 (liquidation preference of
  $10,966,666 at January 31, 2000)..........................    9,993,661
Series C convertible preferred stock, $.001 par
  value -- authorized -- 3,174,603 shares issued and
  outstanding -- 1,195,238 shares at January 31, 2000
  (liquidation preference of $3,915,600 at January 31,
  2000).....................................................    3,758,821
                                                              -----------
                                                              $20,710,256
                                                              ===========

     The rights, preferences and privileges of the Preferred Stock were as follows:

     VOTING RIGHTS

          Each holder of outstanding shares of Preferred Stock was entitled to the number of votes equal to the number of whole shares of Class A common stock into which the shares of Series A, B and C Preferred Stock were then convertible.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

     DIVIDENDS

          The holders of the Series A, B and C Preferred Stock were entitled to receive dividends of $0.14, $0.168 and $0.252 per share per annum, respectively, payable when and if declared by the Board of Directors of the Company. The Board of Directors has not declared dividends since the inception of the Company.

     LIQUIDATION PREFERENCE

          In the event of any voluntary or involuntary liquidation, winding up or dissolution of the Company, the holders of the Company's Preferred Stock then outstanding were entitled to be paid out of the assets of the Company before any payment is made to common stockholders. The Series A, B and C preferred stockholders were entitled to be paid at a rate of $1.75, $2.10 and $3.15 per share, respectively, plus any declared but unpaid dividends. In addition, the preferred stockholders were entitled to a liquidation dividend of an amount equal to 8% of the original issuance price for each year that the shares have been outstanding.

          After payment of all preferential amounts required to be paid to holders of the Preferred Stock as set forth above, upon the involuntary liquidation, winding up or dissolution of the Company, the remaining assets and funds of the Company would have been distributed solely to the holders of the common stock.

     CONVERSION

          Each share of Series A, B and C Preferred Stock was convertible, at the option of the holder, at any time into .67 shares of common stock, subject to adjustment based on certain defined events.

          Shares of Preferred Stock were convertible into Class A common stock, provided that the conversion did not cause the holder to possess greater than 49.9% of the total Class A common stock then outstanding. In such event, any additional shares were convertible to Class B common stock.

          In connection with the Company's initial public offering, all outstanding shares of Preferred Stock automatically converted into 6,638,095 shares of common stock.

(7) STOCKHOLDERS' EQUITY

  (a) Recapitalization

     Upon the closing of the Company's initial public offering, the certificate of incorporation was amended and restated to change the authorized capital stock to 50,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

  (b) Common Stock

     Prior to the Company's initial public offering, the Company authorized the issuance of up to 33,000,000 shares of common stock, $.001 par value, of which 26,000,000 and 7,000,000 shares had been designated as Class A and Class B, respectively. The voting, dividend and liquidation rights of the holders of the common stock were subject to, and qualified by, the rights of the holders of

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

Preferred Stock. The Company has reserved 3,126,667 shares of common stock to be issued as either restricted stock awards or stock options under the 1998 Stock Incentive Plan discussed in Note 7(c).

     The holders of the Class A common stock were entitled to vote on all corporate matters, and the holders of the Class B common stock were not entitled to vote for any such matters except changes and amendments to the Class B common stock rights and preferences.

     The Company issued 1,340,000 shares of Class A common stock, which were not part of the 1998 Stock Incentive Plan, to a founder of the Company and to several private investors in December 1997. Of these shares, 633,333 shares were issued to a founder of the Company in exchange for a full recourse note receivable (see Note 3).

     During the fiscal years ended January 31, 1999 and 2000 the Company issued 1,124,000 and 340,000 shares of Class A restricted common stock, respectively, pursuant to the 1998 Stock Incentive Plan. Of these shares, 658,333 were issued to three officers and several key employees of the Company in exchange for full recourse notes receivable (see Note 3). These shares all vest ratably on a monthly basis over a three-year period; unvested shares are subject to the right of repurchase by the Company at the original sales price of the shares. In addition, these shares are subject to a restriction on transfer of ownership, and the Company holds a right of first refusal option upon the sale of the shares.

     As of April 30, 2001, a total of 109,576 shares of common stock are subject to the right of repurchase by the Company.

     In connection with the Company's initial public offering, all issued and outstanding shares of Class A common stock were converted to a new class of common stock, and the certificate of incorporation was amended to eliminate the designation of the Class A and Class B common stock.

  (c) Stock Option Plan

     In February 1998, the Company adopted the 1998 Stock Incentive Plan (the
Plan), pursuant to which up to 3,126,667 shares of common stock may be issued over a 10-year period. Under the Plan, the Company may grant both incentive stock options and nonqualified stock options, as well as award or sell shares of common stock to employees, directors or outside consultants of the Company. All option grants, prices and vesting periods are determined by the Board of Directors. Incentive stock options may be granted at a price not less than 100% of the fair market value of the common stock on the date of grant and not less than 110% of the fair market value for a stockholder holding more than 10% of the Company's voting common stock.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

     All stock option activity under the Plan for the fiscal years ended January 31, 1999, 2000 and 2001 and the three months ended April 30, 2001 is as follows:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                            EXERCISE      EXERCISE
                                              OPTIONS        PRICE         PRICE
                                             ---------    ------------    --------
  Granted..................................    290,167    $       0.26     $ 0.26
                                             ---------    ------------     ------
Outstanding, January 31, 1999..............    290,167            0.26       0.26
  Granted..................................    651,863      0.26-13.00       4.35
  Exercised................................    (44,072)           0.26       0.26
  Canceled.................................    (65,083)      0.26-1.50       0.64
                                             ---------    ------------     ------
Outstanding, January 31, 2000..............    832,875      0.26-13.00       3.43
  Granted..................................    756,115      8.81-30.00      15.09
  Exercised................................   (100,357)     0.26-10.50       0.67
  Canceled.................................   (114,489)     0.26-27.50       9.34
                                             ---------    ------------     ------
Outstanding, January 31, 2001..............  1,374,144      0.26-30.00       9.56
  Granted..................................    468,431     14.00-27.60      25.32
  Exercised................................    (65,766)     0.26-15.88       3.86
  Canceled.................................    (34,865)     0.26-27.00      13.60
                                             ---------    ------------     ------
Outstanding, April 30, 2001 (unaudited)....  1,741,944    $ 0.26-30.00     $13.96
                                             =========    ============     ======
Exercisable, April 30, 2001 (unaudited)....    264,738    $ 0.26-30.00     $ 6.10
                                             =========    ============     ======
Exercisable, January 31, 2001..............    223,863    $ 0.26-13.75     $ 3.21
                                             =========    ============     ======
Exercisable, January 31, 2000..............     47,350    $       0.26     $ 0.26
                                             =========    ============     ======
Exercisable, January 31, 1999..............         --    $         --     $   --
                                             =========    ============     ======

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

     The following table summarizes certain information relating to the outstanding and exercisable options as of January 31, 2001:

                    OUTSTANDING
---------------------------------------------------
                              WEIGHTED                       EXERCISABLE
                               AVERAGE                --------------------------
                              REMAINING    WEIGHTED                  WEIGHTED
RANGE OF                     CONTRACTUAL   AVERAGE                   AVERAGE
EXERCISE         NUMBER OF      LIFE       EXERCISE   NUMBER OF      EXERCISE
PRICES            SHARES       (YEARS)      PRICE      SHARES         PRICE
--------------   ---------   -----------   --------   ---------   --------------
$          0.26    289,204      7.85        $ 0.26     108,186        $ 0.26
          1.50     199,337      8.51          1.50      66,332          1.50
 8.81 - 12.56      275,890      9.16         10.65      29,689         11.13
13.00 - 21.38      569,165      9.43         15.36      19,656         13.19
23.63 - 30.00       40,548      9.15         26.90          --            --
                 ---------      ----        ------     -------        ------
                 1,374,144      8.90        $ 9.56     223,863        $ 3.21
                 =========      ====        ======     =======        ======

     In connection with certain issuances of Class A restricted common stock and stock option grants during the year ended January 31, 2000, the Company recorded deferred compensation of $2,851,551, which represents the aggregate difference between the exercise or sale price and the fair market value of the common stock as determined for accounting purposes. The deferred compensation will be recognized as an operating expense over the vesting period of the restricted common stock and the underlying stock options. During the year ended January 31, 2001, the Company reversed $123,078 of unamortized deferred compensation related to terminated employees. The Company recorded compensation expense of $371,641, $752,965, $195,000 and $183,774 in the years ended January 31, 2000 and 2001 and the three months ended April 30, 2000 and 2001, respectively, related to these restricted shares and options.

     During the year ended January 31, 2001, the Company granted options to purchase 5,000 shares of common stock to a non-employee in consideration for rendered services. These options were fully vested at the date of grant. The Company recorded stock-based compensation of $61,000, which represents the value of such options as calculated using the Black-Scholes option pricing model.

  (d) Stock-Based Compensation

     The Company applies the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options to employees to be included in the statements of operations or disclosed in the notes to financial statements. The Company accounts for stock-based compensation for its employees under Accounting Principles Board (APB) Opinion No. 25 and elected the disclosure-only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on earnings as if the fair-value-based method of accounting under SFAS No. 123 had been adopted, as well as certain other information.

     The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 1999, 2000 and 2001 and the three months ended April 30, 2000 and 2001 using the

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average information and assumptions used for the grants is as follows:

                                                                           THREE MONTHS ENDED
                                         YEAR ENDED JANUARY 31,                 APRIL 30,
                                  ------------------------------------   -----------------------
                                     1999         2000         2001         2000         2001
                                  ----------   ----------   ----------   ----------   ----------
                                                                               (UNAUDITED)
Risk-free interest rates........  4.46-5.56%   5.10-6.38%   5.28-6.72%   6.27-6.72%   4.88-5.10%
Expected dividend yield.........      --           --           --           --           --
Volatility factor...............     126%         68%          102%         102%         102%
Expected lives..................   7 years      7 years      7 years      7 years      7 years
Weighted average fair value of
  options granted...............    $0.24        $3.17        $12.96       $14.39       $21.58

     Had compensation expense for the Plan been determined consistent with SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been increased to the following pro forma amounts:

                                                                          THREE MONTHS ENDED
                                    YEAR ENDED JANUARY 31,                     APRIL 30,
                           -----------------------------------------   -------------------------
                              1999           2000           2001          2000          2001
                           -----------   ------------   ------------   -----------   -----------
                                                                              (UNAUDITED)
Net loss --
  As reported............  $(8,272,541)  $(19,183,372)  $(21,959,577)  $(6,935,266)  $(3,608,037)
  Pro forma..............   (8,276,914)   (19,277,792)   (23,861,345)   (7,125,659)   (4,404,352)
Basic and diluted net
  loss per share --
  As reported............        (5.64)        (11.98)         (1.73)        (0.57)        (0.27)
  Pro forma..............        (5.65)        (12.03)         (1.88)        (0.58)        (0.33)

     Because additional option grants are expected to be made in future periods, the above pro forma disclosures may not be representative of pro forma effects on results for future periods.

(8) ACCRUED EXPENSES

     Accrued expenses in the accompanying consolidated balance sheets consist of the following:

                                                  JANUARY 31,
                                            ------------------------     APRIL 30,
                                               2000          2001          2001
                                            ----------    ----------    -----------
                                                                        (UNAUDITED)
Accrued compensation......................  $1,072,159    $  921,120    $  891,649
Course development fees...................     258,850       776,797       459,732
Professional fees.........................     725,976       632,766       255,518
Other.....................................     777,045     1,438,691       923,838
                                            ----------    ----------    ----------
                                            $2,834,030    $3,769,374    $2,530,737
                                            ==========    ==========    ==========

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

(9) RELATED PARTIES

     (a) SPHERION CORPORATION

     In April 2000, the Company sold 142,857 shares of common stock to Spherion Corporation (Spherion) (formerly Interim Services, Inc.), at a price of $14 per share, which approximated the fair market value at that date. In addition, the Company entered into a separate license arrangement with Spherion, under which the Company recognized approximately $383,000, $38,000 and $124,000 of product revenue in the year ended January 31, 2001 and the three months ended April 30, 2000 and 2001, respectively. The Company believes that all transactions with Spherion are rendered at arms length.

     (b) BUSINESS PERFORMANCE TECHNOLOGIES, LLP

     During 2000, the Company invested approximately $100,000 in Business Performance Technologies, LLP (BPT), a provider of consulting services to the Company's customers. The investment entitles the Company to a minority interest in BPT and is accounted for using the cost method. The Company has fully reserved for its investment in BPT based on its evaluation of the realizability of this amount. Included in accounts payable on the accompanying consolidated balance sheets as of January 31, 2001 and April 30, 2001 was approximately $50,000 and $230,000 due to BPT, respectively. Revenue associated with work performed by BPT has not been material to date.

(10) FINANCIAL INFORMATION BY GEOGRAPHIC AREA

     Domestic and international revenues as a percentage of total revenues are as follows:

                                                                      THREE MONTHS
                                                       YEAR ENDED        ENDED
                                                      JANUARY 31,      APRIL 30,
                                                      ------------    ------------
                                                      2000    2001    2000    2001
                                                      ----    ----    ----    ----
                                                                      (UNAUDITED)
United States.......................................  100%     90%     93%     85%
Europe..............................................   --       8       6       8
Other...............................................   --       2       1       7
                                                      ---     ---     ---     ---
                                                      100%    100%    100%    100%
                                                      ===     ===     ===     ===

     Long-lived assets located at international facilities are not significant.

(11) EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) plan covering all employees of the Company who have met certain eligibility requirements. Under the terms of the 401(k) plan, the employees may elect to make tax-deferred contributions to the 401(k) plan. In addition, the Company may match employee contributions, as determined by the Board of Directors, and may make a discretionary contribution to the 401(k) plan. No matching or discretionary contributions have been made to the 401(k) plan in any period.

                     SKILLSOFT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) -- (CONTINUED)

(12) VALUATION & QUALIFYING ACCOUNTS

     Allowance for Doubtful Accounts

                                                           ADDITION
                                             BALANCE AT    CHARGED                   BALANCE AT
                                             BEGINNING        TO                       END OF
                                             OF PERIOD     EXPENSE     DEDUCTIONS      PERIOD
                                             ----------    --------    ----------    ----------
Year ended January 31, 2000................   $    --      $25,000        $--         $25,000
                                              =======      =======        ===         =======
Year ended January 31, 2001................   $25,000      $20,462        $--         $45,462
                                              =======      =======        ===         =======
Three months ended April 30, 2001..........   $45,462      $    --        $--         $45,462
                                              =======      =======        ===         =======

                                [SkillSoft Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the common stock offered hereby are as follows. All amounts shown, other than the SEC registration fee, NASD filing fee and Nasdaq National Market listing fee, are estimates.

SEC registration fee........................................  $ 22,484
NASD filing fee.............................................     9,494
Nasdaq National Market listing fee..........................    17,500
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   375,000
Accounting fees and expenses................................   175,000
Miscellaneous...............................................    50,522
                                                              --------
          Total.............................................  $800,000
                                                              ========

SkillSoft will bear all expenses shown above.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law and SkillSoft's Amended and Restated Certificate of Incorporation provide for indemnification of SkillSoft's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of SkillSoft and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

     The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of SkillSoft against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     In addition, SkillSoft has purchased a directors and officers liability insurance policy.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1***   Form of Underwriting Agreement.
 4.1*     Amended and Restated Certificate of Incorporation of the
          Registrant.
 4.2**    Amended and Restated By-laws of the Registrant.
 5.1***   Opinion of Hale and Dorr LLP.
23.1      Consent of Arthur Andersen LLP.
23.2***   Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.
24.1***   Power of Attorney.


-------------------------

  * Incorporated by reference to the Registration Statement on Form S-1 (File no. 333-86815).

 ** Incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended January 31, 2001.

*** Previously filed.

ITEM 17.  UNDERTAKINGS.

     Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Item 512(i) of Regulation S-K.  The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nashua, New Hampshire, on July 20, 2001.


                                          SKILLSOFT CORPORATION

                                          By: /s/ CHARLES E. MORAN
                                              ---------------------------------
                                              Charles E. Moran
                                              Chairman of the Board, President
                                              and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                                  TITLE                        DATE
             ---------                                  -----                        ----

       /s/ CHARLES E. MORAN           President, Chief Executive Officer and       July 20, 2001
------------------------------------    Director (Principal Executive Officer)
         Charles E. Moran

                 *                    Chief Financial Officer (Principal           July 20, 2001
------------------------------------    Financial and Accounting Officer)
        Thomas J. McDonald

                 *                    Director                                     July 20, 2001
------------------------------------
          James Adkisson

                                      Director
------------------------------------
         C. Samantha Chen

                 *                    Director                                     July 20, 2001
------------------------------------
      William T. Coleman III

                 *                    Director                                     July 20, 2001
------------------------------------
        Stewart K.P. Gross

                 *                    Director                                     July 20, 2001
------------------------------------
        John J. Neuhauser


*By: /s/ CHARLES E. MORAN
     --------------------------
         Charles E. Moran
       as Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1***   Form of Underwriting Agreement.
 4.1*     Amended and Restated Certificate of Incorporation of the
          Registrant.
 4.2**    Amended and Restated By-laws of the Registrant.
 5.1***   Opinion of Hale and Dorr LLP.
23.1      Consent of Arthur Andersen LLP.
23.2***   Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.
24.1***   Power of Attorney.


------------------------
  * Incorporated by reference to the Registration Statement on Form S-1 (File no. 333-86815).

 ** Incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended January 31, 2001.

*** Previously filed.